Form 20-F
period 2000-10-31
ACHIEVA DEVELOPMENT CORP/CAN
filed 2001-05-16
CIK 1117213

                                   FORM 20-F

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                               ------------------

                                       TO

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to ______________

Commission file number __________

                            ACHIEVA DEVELOPMENT CORP.
                     --------------------------------------
             (Exact name of Registrant as specified in its charter)

                            ACHIEVA DEVELOPMENT CORP.
                     --------------------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                     --------------------------------------
                 (Jurisdiction of incorporation or organization)

                       905 West Pender Street, Suite 201,
                       Vancouver, British Columbia V6C 3L6
                     --------------------------------------
                    (Address of principal executive offices)

        Securities to be registered pursuant to Section 12(b) of the Act:

                                      None

        Securities to be registered pursuant to Section 12(g) of the Act:


                         Common Stock - par value $0.00
                         ------------------------------
                                (Title of Class)


Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

                  Class                                       Stock Outstanding
                  -----                                       -----------------

                  Common Stock                                 14,007,350
                  Class A Preferred Stock                       0
                  Class B Preferred Stock                       0

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
  Yes        No   X
      -----     -----

Indicate by check mark which financial statement item the registrant has elected
to follow:  Item 17   X    Item 18
                    -----         -----

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----


PART I............................................................................................................6

        ITEM 1.  DESCRIPTION OF BUSINESS..........................................................................6
               Business Development...............................................................................6
               History of Operation...............................................................................6
               Plan of Operation for Remainder of Fiscal Year 2001 and First Six Months of Fiscal Year 2002.......7
               Sales, Revenue and Capital.........................................................................7
               Risk Factors Relating to Mineral Exploration.......................................................8

        ITEM 2.  DESCRIPTION OF PROPERTIES.......................................................................12
               Ladue Mineral Claims..............................................................................12
                      Location and Access........................................................................12
                      The Company's Interest in the Ladue Mineral Claims.........................................13
                      History and Exploration Stage..............................................................14

        ITEM 3.  LEGAL PROCEEDINGS...............................................................................14

        ITEM 4.  CONTROL OF COMPANY..............................................................................14

        ITEM 5.  NATURE OF TRADING MARKET........................................................................15

        ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS..............................16

        ITEM 7.  TAXATION........................................................................................16
               Canadian Federal Income Tax Consequences..........................................................16
                      Dividend Distributions on Shares...........................................................16
                      Disposition of Shares......................................................................17
               United States Federal Income Tax Consequences.....................................................17
                      U.S. Holders...............................................................................17
                      Dividend Distributions on Shares of the Company............................................17
                      Foreign Tax Credit.........................................................................18
                      Disposition of Common Shares...............................................................18
                      Passive Foreign Investment Company Considerations..........................................18

        ITEM 8.  SELECTED FINANCIAL DATA.........................................................................20
               5 Year Analysis...................................................................................20
               Exchange Rates....................................................................................21

        ITEM 9.  Management's Discussion And Analysis Of Financial Condition And Results Of Operations...........22
               Liquidity And Capital Resources...................................................................22
               Results Of Operations.............................................................................24
                      Fiscal Year ended October 31, 2000 and Three Months ended January 31, 2001.................24
                      Fiscal Year ended October 31,1999..........................................................25
                      Fiscal Year ended October 31, 1998 ........................................................25

       ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK......................................26

        ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT.......................................................26

        ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.........................................................27

        ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR ITS SUBSIDIARIES.........................28
               Common Stock Options..............................................................................28
               Common Stock Purchase Warrants....................................................................28

        ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................................................29


PART II..........................................................................................................29

        ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.....................................................29
               Common Shares.....................................................................................29
               Certain Corporate Law Considerations..............................................................30


PART III.........................................................................................................30

        ITEM 15.  DEFAULTS UPON SENIOR SECURITIES................................................................30

        ITEM 16.  CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES........................30


PART IV..........................................................................................................30

        ITEM 17.  FINANCIAL STATEMENTS...........................................................................30

        ITEM 18.  FINANCIAL STATEMENTS...........................................................................30

        ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS..............................................................30

        SIGNATURES...............................................................................................32

        EXHIBITS INDEX...........................................................................................33


        FINANCIAL STATEMENTS...............................................................................     F-1

                           CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

                  Quarter-ended     Year-ended       Year-ended        Year-ended       Year-ended        Year-ended
                  1/31/01           10/31/00         10/31/99          10/31/98         10/31/97          10/31/96
                  ---------         --------         ---------         ---------        ---------         ---------

End of Period     1.50              1.5310           1.4400            1.5375           1.4288            1.3697

High for
Period            1.5593            1.5310           1.5302            1.5770           1.4364            1.3815

Low for
Period            1.4948            1.4341           1.4440            1.4113           1.3357            1.3310

Average for
Period            1.5223            1.4752           1.4858            1.4836           1.3849            1.3638


                          GLOSSARY OF SIGNIFICANT TERMS

Certain terms and their usage used throughout this Registration Statement are defined below:

Anomalous         A value that is unusually elevated compared to other values in the same data set.

Bedrock           The solid mass of rock that makes up the earth's crust.

Blasting          Technique to break ore in an underground or open-pit mine.

Claim Mining right that grants holder the exclusive right to search, within a given territory, for any mineral substance. May exclude peat, sand, clay, gravel, hydrocarbons, brine and stone used for industrial purposes.

Core The long cylindrical piece of rock recovered by diamond drilling.

Core sample       Cylindrical sample of rock taken from the ground by drilling for research and exploration purposes.

Cretaceous        A period of geological time ranging from 135 to 63 million years ago.

Diamond The hardest and most brilliant of all precious gems. Drills are equipped with diamond tips in order to cut through hard rock.

Diamond Drilling  A variety of rotary drilling in which diamond bits are used as the rock cutting tool. It is a common method of prospecting for mineral deposits especially in development work where core samples are desired.

Displacement      Relative movement of the two sides of a fault.

Drilling Piercing a hole in rock. In exploration, drilling allows for samples of the rock to be taken.

Exploration       In the broad sense, the whole range of mining activity from searching for and developing mineral deposits to developing the mine. In the strict sense, the search for mineral deposits up to discovery and includes the delineation of the deposit by means of drilling and sampling.

Fault A zone of rock fracture along which there has been displacement.

Foundry/smelter   A pyrometallurgical plant where the concentrate is chemically reduced in order to extract the metal or metals it contains.

Fugitive Dust     Fine particulate material that originates from storage,
                  handling and hauling of aggregate materials, construction or demolition activities, land clearing and exposed surfaces, roadways, mining activities, tailing piles and ponds, including any activity that results in uncontrolled, airborne fine particulate.

Intrusion         The entrance of magma into pre-existing rock.

Kilometer         1,000 meters; approximate equivalent equals 0.62 mile.

Lithology         The physical character of a rock, such as color, mineralogy and grain size.

Lithogeochemical
Sampling A method of collecting boulder chips on a grid basis, then laboratory analysis for detection of alteration products. The various alteration products are plotted on maps to indicate the presence of anomalous zones.

Lode              A tabular deposit between definite walls.

Magma Liquid or molten rock deep in the earth in a zone of very high temperatures and enormous pressure where rock fusion takes place (Upper Mantle).

Metasedimentary   Sedimentary rock that has been changed by heat or pressure.

Metavolcanic      A metamorphosed volcanic rock.

Mill sites        A site located on non-mineral land and used for mining or
                  milling purposes. Mill sites are limited to 5 acres and may be located either by metes and bounds or by legal subdivision.

Mineral deposit   Mineralized mass that may be economically valuable, but whose characteristics require more detailed information. An ore body being mined may be called a deposit.

Mineralization    The process of formation of minerals in a specific area or geological formation.

Net Smelter
return An interest in a mining property held by the vendor on the net revenues generated from the sale of metal produced by the mine.

Ore A natural aggregate of one or more minerals that can be mined and profitably sold under current conditions, or from which one or more minerals can be profitably extracted.

Paleozoic era     The earliest era of the Phanerozoic Eon, marked by the
                  presence of marine.

                  invertebrates, fish, amphibians, insects and land plants.

Patent            Conveyance of title to government land.

Patented Is a mining claim that grants the surface and mineral rights to a private owner.

Placer mining     Mining sand and gravel deposits for their mineral content.

Precious          Of great value or high price.

Prospecting       In the broad sense, prospecting refers to exploration. In the strict sense, prospecting describes the search for surface mineralized showings (by prospectors).

Quadrangle        A tract of the land in the U.S. Governmental Survey System measuring 24 miles on each side of the square, sometimes referred to as a "check".

Schist A course-grained, strongly foliated metamorphic rock that develops from phyllite and splits easily into flat, parallel slabs.

Silt A Sedimentary rock which is intermediate in texture and grain size between sand and claystone.

Staking The setting out of the boundaries of a mining claim by marking [blazing or flagging] lines and erecting and tagging posts.

Subcrop A subsurface outcrop that describes the limits of an unconfined truncated rock unit at the buried surface of an unconformity.

Sulfide           A mineral consisting of a metal atom bonded to a sulfur atom.

Tailings The material removed from the milling circuit after separation from valuable metals.

Tailing Pond      Place for storing mine tailings and other residues resulting from ore processing and mining.

Tertiary period   A name for the major portion of the Cenozoic era, the most recent of the geological eras from around 66 to 26 million years ago.

Tonnage The quantity of ore making up an ore body, or the rate at which ore is extracted

Unconformably     Not succeeding the underlying rocks in immediate order of age or not fitting together with them as parts of a continuous whole.

Unconformity      A substantial gap or break in the geological record where a rock unit is overlain by another that is not next in succession.

Vein              A deposit of foreign minerals within a rock fracture or joint.

PART I

ITEM 1. DESCRIPTION OF BUSINESS

THE COMPANY

BUSINESS DEVELOPMENT

         Achieva Development Corp. (the "Company" or the "Registrant"), was incorporated on January 10, 1986, pursuant to the laws of the Province of British Columbia, Canada as "Inn-House Video" by registration of its Memorandum and Articles of Association. On June 29, 1988 the Company changed its name to "Sleeping Gold Ltd.", and subsequently to Achieva Development Corp. on September 14, 1992. The Company's executive offices are located at 905 West Pender Street, Suite 201, Vancouver, British Columbia, Canada V6C 3L6, and its telephone number at that address is: (604) 682-8628.

         The Company has never declared bankruptcy, has not been placed into receivership for any reason and has made no material change in its mode of conducting business.

         Since 1988, the Company has been engaged principally in the acquisition and exploration of mineral properties located in North and South America. To date, the Company has not discovered an economically viable mineral deposit on the mineral property in which it owns an interest, and there is no assurance that the Company will discover an economically viable mineral deposit. The Company is currently focused on exploration of the Ladue Mineral Claims in the State of Alaska, which is more fully discussed below. There can be no assurance that a commercially viable ore body or reserve exists in this property until exploration work is completed and an evaluation of such work concludes legal and economic feasibility.

HISTORY OF OPERATION

         In 1995, the Company entered into a joint venture agreement with North American Resources, Incorporated Limited ("North American") for the joint exploration of 20.96 square miles of property located in Guyana, South America. The Company contributed 100,000 shares of its common stock and provided an aggregate of US$600,000.00 in mining equipment and/or exploration efforts on the property. In exchange, the Company acquired a 50% interest in the property, except for a 3% net smelter return, which is an interest in the property held by the original vendor, and is calculated on the net revenues generated from the sale of any metal produced. The Company also acquired options to acquire up to a 75% interest in the property and the 3% net smelter return. North American had previously tested the property known as the Tamakay Property with positive results.

         In 1996, South American Minerals, Inc., ("South American") acquired North American. Immediately thereafter, in 1997, South American initiated proceedings to become a public company and sought to purchase the Company's 50% interest in the Guyana property. The Company sold its entire interest the Guyana property in exchange for 300,000 shares of South American's restricted common stock on January 5, 1998. The sale was conditioned upon the agreement that no shares be released to the Company for one year from the date of the agreement and that thereafter 50,000 shares be released every three months up to the amount of 300,000 shares.

         South American has released all 300,000 shares of common stock to the Company pursuant to the agreement. The Company has sold 206,000 of these South American shares, resulting in a gain of $254,580 on proceeds on sale of $479,807. The Company retains the remaining 90,000 shares of South American common stock, and intends to sell these shares to generate additional working capital. In April 2001, South American common stock traded on the OTC Bulletin Board in the range of US$0.33-$0.55 per share.

          In July 1998, the Company entered into an agreement with Mini-Consult, Inc., to acquire a 70% option on the Silver Ridge property located near Revelstoke, British Columbia, in consideration for payment by the Company of $13,800.00 in cash and 50,000 shares of the Company's common stock valued at $0.25 per share. The Company immediately commenced exploration, including an NQ wire line core drilling program. The results of the drilling indicated that sulfide mineralizations within the portion of the vein were sparse and in May 1999, management acted on geologist recommendations that the Company discontinue further work on the property, and the Company permitted its option on the property to expire.

         In 1998, the Company began exploration programs on three properties in which it had an interest: the Shaw Creek Project, the Ladue Mineral Claims and the Mac & Dall Claims. During the year ended October 31, 2000, Achieva performed exploration on the Shaw Creek property. The Company was not satisfied with the results of the exploration on the Shaw Creek property. In October 2000, the Company abandoned its interest in the Shaw Creek property, which was acquired by staking (the setting out of the boundaries of a mining claim by marking [blazing or flagging] lines and erecting and tagging posts), as the costs involved to retain the property could not be justified. The Company also abandoned its interest in the Mac & Dall Mineral Claims, which was acquired by staking, during the year ended October 31, 2000 as the costs involved to retain the property could not be justified.

           The Company's interest in the Ladue Mineral Claims property is not a 100% ownership interest, but is limited as described below (see "Item 2. Description of Properties").

PLAN OF OPERATION FOR REMAINDER OF FISCAL YEAR 2001 AND THE FIRST SIX MONTHS OF FISCAL YEAR 2002

         The Company's employees are comprised solely of its officers who also serve as directors. Independent contractors hired by the Company conduct the Company's exploration programs. The Company does not anticipate hiring additional employees because it does not engage in hands-on project management, but requires its independent contractors to plan and execute testing and exploration, including obtaining all required equipment. As a result, the Company does not own or lease any plant, machines or equipment related to exploration. The Company's independent contractors prepare reports on exploration and testing programs, which the Company uses to direct projects.

         The results of rock and soil sampling on the Ladue Mineral Claims by the Company produced sufficient results to justify continued exploration by the Company. The Company's Plan of Operation for the remainder of fiscal year 2001 and the first six months of 2002 is to focus on exploration of the Ladue Mineral Claims in the State of Alaska.

SALES, REVENUE AND CAPITAL

         The Company has had no sales and has generated no revenue from its operations for the last five fiscal years, and the capital required to fund further exploration will come from proceeds from earlier sales of shares of common stock in South American, from the sales of additional shares of South American held by the Company, and from funds generated through sales of securities. Liquid working capital available at January 31, 2001 is $728,298 and the Company retains 90,000 shares of South American common stock available to generate additional working capital, if needed. The stock currently trades on the OTC Bulletin Board in the range of US$0.33-$0.55. On April 30, 2000, the Company completed a private placement of an aggregate of 2,333,333 units to eight persons. Each unit was priced at $0.15 and is comprised of one share of common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. The closing price of the Company's common stock at completion of the private placement was $0.30. The shares underlying the units and warrants were restricted securities, and therefore sold at a discount as permitted by British Columbia securities laws. The private placement generated immediate proceeds of approximately $350,000.00, to be available as additional working capital.

RISK FACTORS RELATING TO MINERAL EXPLORATION

The Company is subject to a number of significant risks associated with the exploration for gold and other precious minerals. The Company is also subject to significant risks because it is an exploration stage company and has never had sales nor generated revenue from its operations. The following discussion identifies various risks in these categories, some of which are discussed at greater length elsewhere herein. The order in which the various risks is discussed in not intended to indicate their relative importance or likelihood of occurrence, nor should it be assumed that all possible risks are discussed. These factors should be kept in mind when reviewing all the information contained herein.

INHERENT UNCERTAINTY OF MINERAL EXPLORATION AND MINING. The exploration of mineral deposits involves significant financial risks over a significant period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mineral-bearing structure may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on properties in which the Company has an interest will result in profitable commercial mining operations.

         Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are the particular attributes of the deposit, such as its size and grade, proximity to infrastructure, financing costs and governmental regulations, including regulations relating to prices, taxes, royalties, infrastructure, land use, importing and exporting of gold and environmental protection. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

         The inherent uncertainty of exploration programs and the risks involved, as well as compliance with governmental regulations, all contribute to the risk that any exploration program conducted by the Company may require substantially more financial resources than the Company originally planned. There can be no assurance that additional financing for a given exploration program will be available when needed or on terms acceptable to the Company.

EXPLORATION STAGE COMPANY; HISTORY OF LOSSES. The Company is an exploration stage company focusing on mineral recovery with limited financial resources and no source of operating cash flow. The Company can give no assurance that additional funding will be available for further exploration or mineral recovery. The Company has had no sales and generated no revenue from its operations and, since its inception, has incurred significant losses. None of the Company's investment properties are known to have any economically viable mineral deposits, and there is no assurance that the Company will discover one.

RISKS OF MINERAL EXPLORATION; LACK OF INSURANCE. The Company does not have any insurance policy covering accidents that could occur during its mineral exploration programs. The operations of the Company are subject to the hazards and risks normally incident to exploration of minerals, any of which could result in damage to life or property, environmental damage and possible legal liability for such damage. The activities of the Company may be subject to prolonged disruptions due to weather conditions depending on the location of operations in which the Company has interests. Hazards, such as unusual or unexpected formations, rock bursts, pressures, cave-ins, fires, flooding, earthquakes or other conditions may be encountered in the drilling and removal of material. While the Company may determine to obtain insurance against certain risks as it deems necessary, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting its financial position. In addition, should such liabilities arise, they could decline in the value of the securities of the Company.

LICENSES AND PERMITS. The Company holds a Certificate of Authority to Transact Business in the State of Alaska, where the Ladue Mineral Claims are located. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its property, commence construction or operation of mining facilities and properties under exploration or maintain continued operations that economically justify the cost.

TITLE TO PROPERTY; NO TITLE EXAMINATION. The validity of mining claims which constitute most of the Company's property holdings in the State of Alaska, may, in certain cases, be uncertain and is subject to being contested. While the Company believes that it has a valid interest in the Ladue Mineral Claims and that there are no liens or other encumbrances on the Ladue Mineral Claims that would materially affect the Company's interests, the Company has not sought to complete a title examination or acquire a title opinion regarding its interest in the Ladue Mineral Claims. Risk exists that title may be defective or have certain liens or encumbrances attached, and that the Company could lose its interest in the Ladue Mineral Claims.

The Company may acquire interests in unpatented lode mining claims. Unpatented mining claims may be located on U.S. federal public lands open to appropriation, and may be either lode claims or placer claims depending upon the nature of the deposit within the claim. In addition, unpatented millsite claims, which may be used for processing operations or other activities ancillary to mining operations, may be located on federal public lands that are non-mineral in character. Unpatented mining claims and millsites are unique property interests, and are generally considered to be subject to greater title risk than other real property interests because the validity of unpatented mining claims is often uncertain and is always subject to challenges of third parties or contests by the federal government of the United States. The validity of an unpatented mining claim, in terms of both its location and its maintenance, is dependent on strict compliance with a complex body of U.S. federal and state statutory and decisional law. In addition, there are few public records that definitively control the issues of validity and ownership of unpatented mining claims.

PROJECTIONS AND ESTIMATES. The Company's anticipated costs of exploration of the mineral properties may change significantly once exploration commences. Moreover, given the competitive environment and the start-up and other risks associated with the Company's proposed mining, the Company's future operating results are highly conditional and could fluctuate significantly.

GOVERNMENT REGULATIONS. While the Company believes it is in compliance with all applicable laws in regulations in the jurisdictions where the Company is operating, the current and future operations of the Company may require additional licenses or permits from various governmental authorities. There can be no assurance that the Company will be able to obtain all necessary licenses and permits that may be required to carry out its exploration activities.

         The Company's operations may be subject to environmental regulations promulgated by government agencies from time to time. Environmental legislation provides for restrictions and prohibitions on spills, release or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in imposition of fines and penalties. In addition, certain types of operations require the submission and approval of environmental impact assessments. Environmental legislation is evolving in a manner, which means stricter standards, enforcement, fines and penalties for non-compliance are more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. The cost of compliance with changes in governmental regulations has a potential to reduce the profitability of operations. The Company does not maintain environmental liability insurance.

         The current or future operations of the Company, including development activities and commencement of production on its properties, require permits from various federal, state and local governmental authorities and such operations are and will be governed by laws and regulations regarding waste disposal, toxic substances, land use, environmental protection, development, labor standards, occupational health, mine safety and other matters. Companies engaged in the development and operation of mines or related facilities may experience increased costs, delays in production and shut down of operations as a result of compliance requirements under applicable laws, regulations and permits. Additional permits or agency approvals may be necessary prior to completing certain operations on the Company's mining properties. There can be no guarantee that the Company will be able to obtain or maintain all necessary permits or approvals that may be required for development or operation of the mining facilities on terms which enable operations to be conducted at economically justifiable costs.

COMPETITION. The mineral industry is intensely competitive in all its phases. The Company competes with many companies possessing greater financial resources and technical facilities than itself for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees. However, due to the currently depressed market for base and precious metals, the Company does not believe that competition will be a factor which confines its ability to retain qualified geologists and consultants, or to acquire interests in mineral properties with significant potential.

PASSIVE FOREIGN INVESTMENT COMPANY. If the Company is deemed to be a "Passive Foreign Investment Company," then a shareholder of the Company that is a United States resident could be liable to pay tax at the then prevailing rates on ordinary income plus an interest charge upon certain distributions by the Company or when that shareholder sold the Company's common stock at a gain (See, Item 7 - "Passive Foreign Investment Company Considerations").

VOLATILITY OF STOCK PRICE. The market prices of securities of companies whose future operating results are highly dependent on specific developments, such as locating and recovering economically viable mineral deposits are often highly volatile. Announcements concerning exploration or mining progress or delays, or related governmental actions, developments in the mining industry generally, announcements by the Company or by competitors, results of the Company's operations and stock market conditions generally may have a significant impact on the market price of the Company's common stock.

VOLATILITY OF MINERAL PRICES. The Company is exploring for gold and other precious minerals. The profitability of any gold mining operations in which the Company has an interest will be significantly affected by changes in the market price of gold. Gold prices fluctuate on a daily basis and are affected by numerous factors beyond the control of the Company. The level of interest rates, the rate of inflation, world supply of gold and stability of exchange rates can all cause significant fluctuations in gold prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold has fluctuated widely and future serious price declines could cause continued commercial production to be impractical. Depending on the price of gold, cash flow from mining operations may not be sufficient. If, as a result of a decline in gold prices, revenues from metal sales were to fall below cash operating costs, production might be discontinued.

ENVIRONMENTAL MATTERS. Upon commencing mining operations in the U.S., the Company may become subject to the Comprehensive Environmental Response, Compensation, and Liability Act of 1980, as amended ("CERCLA"). CERCLA requires cleanup of sites from which there has been a release or threatened release of hazardous substances and authorizes the EPA to take any necessary actions, including ordering potentially responsible parties ("PRPs") to clean up or contribute to the cleanup of a Superfund site. PRPs are broadly defined under CERCLA, and include past and present owners and operators of a site. Courts have interpreted CERCLA to impose strict, joint and several liability upon all persons liable for response costs.

         Releases from any of the Company's properties due to past or current or future activities could form the basis for liability under CERCLA and its state analogs. In addition, off-site disposal of hazardous substances, including hazardous mining wastes, may subject the Company to CERCLA liability.

         Amendments to current laws, regulations and permits governing mining activities could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduction in levels of production at producing properties or require abandonment or delays in development of mining properties.

         Upon completion of mining activities the Company may be responsible for reclamation of any mill tailings. Reclamation will include one of two approaches. The first approach is closure in place and involves recontouring the tailings pile, capping with a dirt cap and re-vegetation. The second approach would assume future redevelopment of the area and could require the removal of any historic mill tailings to an approved hazardous waste site. As the Company has discovered no economically viable mineral deposits to date and has engaged in no mining operations, the Company has no basis for estimating the possible costs of reclamation.

         Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions.

         The Company's mining and processing operations may produce quantities of fugitive dust and other air pollutants. In November of 1990 the U.S. Congress passed the Clean Air Act Amendments that created an entirely new statutory scheme for the regulation of air pollution. Since passage of the statutory amendments, the EPA has been promulgating new regulations to implement a comprehensive nationwide air permit program, an air toxics regulatory program and expanded enforcement authority. It will be several years before final EPA and state programs for air toxics and permitting are fully in place and the direction of enforcement under these programs is evident. At the present time, the impact of these rulemakings and of subsequent regulation of mining and mineral processing under the Clean Air Act Amendments upon the Company cannot reasonably be estimated. Potential impacts could include limitations on production or additional capital expenditures to comply.

PROPERTY INTERESTS. Any of the properties in which the Company has or is acquiring an interest may be subject to prior unregistered agreements or transfers or native land claims and title may be affected by undetected defects. The Company has not conducted surveys on any of its properties and there is a risk that the boundaries thereof could be challenged or impugned.

DILUTION. On April 30, 2000, the Company completed a private placement of 2,333,333 units. Each unit was priced at $0.15 and was comprised of one share of the Company's common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of the Company's common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. The share of the Company's common stock issued as part of the unit and the warrant to purchase an additional share of the Company's common stock were sold at a discount to the market price of the Company's common stock. Purchasers of the Company's securities can expect immediate, future and substantial dilution in the net tangible book value per share of their investment as warrant holders exercise their warrants. In addition, if the Company raises additional funds in the future through the issuance of equity, equity-related or debt securities any or all of those securities may have rights, preferences or privileges senior to those of the rights of the Company's common stock and the Company's shareholders may experience significant dilution.

CONFLICTS OF INTEREST. Directors and officers of the Company may also hold positions as directors and officers of other companies engaged in natural resources exploration or development and conflicts of interest may arise (See, Item 13, "Interest of Management in Certain Transactions").

ITEM 2. DESCRIPTION OF PROPERTIES

Ladue Mineral Claims

Location and Access

         The Ladue Mineral Claims are situated in the State of Alaska near its Southeastern border with Canada, approximately 350 kilometers Southeast of Fairbanks. They are located in the Tanacross Quadrangle which also lies within the Tintina gold belt, between the Tintina and Denali faults. The claims are centered at about 63(degrees)26'20"N latitude and 141(degrees)19'25"W longitude.

         Access to the claims is made via helicopter from the city of Tok, Alaska or by four-wheel-drive along an old unmaintained track that begins five kilometers north of Tok on the Taylor Highway and extends Northeast to within one kilometer of the claims. The following map depicts the Ladue Mineral Claims and the area surrounding the Claims:






[ IMAGE/GRAPHIC - SMALL-SCALE MAP INDICATING ONLY THE LOCATION AND ACCESSIBILITY OF THE LADUE MINERAL CLAIMS.]

The Ladue Mineral Claims are the subject of a report prepared for the Company by Gary L. Wesa, B.Sc., F.G.A.C., dated December 1998 (the "Ladue Report"). Mr. Wesa is an independent contractor. The area of the Ladue Mineral Claims has experienced limited prospecting and study. The United States Geological Survey completed some scale mapping of the area, however, regional mapping is not detailed enough to fully describe the geology of the Ladue Mineral Claims.

Specific geologic information regarding the Ladue Mineral Claims indicated that the primary physical characteristics of the rocks underlying the Ladue Mineral Claims as Paleozoic era mica-schist comprised of quartz-muscovite-chlorite schist, quartz-sericite-chlorite-epidote schist, quartz-actinolite schist and feldspar-quartz-sericite schist with minor chlorite schist and biotite schist. Also, a subcrop of quartz-feldspar porphyry was identified within the metasedimentary-metavolcanic sequence. This intrusion probably is Cretaceous to Tertiary in age and is characterized by very low iron content. Similar low iron granitic plutons occur four kilometers to the east and west of the claims.

The Company's Interest in the Ladue Mineral Claims

         Pursuant to a prospecting agreement (the "Harman Agreement") with Andrew G. Harman ("Harman") dated June 23, 1998, the Company agreed to fund a one month mineral property prospecting program in the Tanana Uplands region of Alaska. In exchange, Mr. Harman granted the Company a 40 day option (the "Option") to acquire a 100% interest in any properties staked by Harman during the prospecting program, subject to 1% net smelter returns royalty, and payment of $10,000.00 and delivery to Mr. Harman of 50,000 shares of the Company's common stock. In the event the option was not exercised, Mr. Harman and the Company would be required to jointly negotiate the sale of the property to a third person, the proceeds of such sale being divided equally between Mr. Harman and the Company.

         On November 10, 1998, the Company exercised the above-described option with respect to 62 mineral claims units which Harman staked in the Tanana Uplands, known as the Ladue Mineral Claims. At such time the Company paid $10,000.00 and issued 50,000 shares of the Company's common stock to Mr. Harman.

         On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., a British Columbia corporation ("Luminex"), whereby the Company granted Luminex an option to acquire a 50% interest in the Company's right, title and interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, payable to Andrew Harman, prospector, in consideration of Luminex's payment of US$2,000.00 to the Company and issuance of 100,000 shares of Luminex common stock in two tranches to the Company, and completion of an aggregate of US$50,000.00 in exploration expenditures in two phases by September 30, 2001. To date, Luminex has paid the US$2,000.00 to the Company and issued 50,000 shares of its common stock to the Company, in anticipation of acquiring the above-described interest in the Ladue Mineral Claims. The option agreement also mandates that Luminex issue an additional 50,000 shares of its common stock to the Company within fifteen days of delivery of a geological report describing the results of Phase 1. The fieldwork has been completed and the Company is waiting for the geological report.

         The Company has timely converted each prospecting site to a claim by way of a recording with the ADNR. The Company is subject to an annual labor requirement wherein the Company must spend $100.00 per claim per year in drilling, excavation or geological work to maintain its exploration rights on the property. The Company is also subject to an annual rental fee imposed by the ADNR of $20.00 per claim per year for the first five years, $40.00 per claim per year for the next five years, and $100.00 per claim per year for every subsequent year. In the event the Company begins mining activities that result in mineral production there is an additional royalty to be paid to the ADNR, which currently averages 3% of the Company's mineral reserve production net income.

History and Exploration Stage

         A portion of the property covering the Ladue Mineral Claims was previously staked by an independent placer miner in the late 1960's. To the best of the Company's knowledge, the results of such staking were unremarkable. Available information indicates that the area has experienced little exploration, likely due to the remoteness of the area. However, many of the creeks in the immediate area have been placer mined for gold. No other previous work is documented within the claims area. The property is without known reserves and all future programs would be exploratory in nature.

         In 1998, the Company retained consultants to conduct preliminary helicopter reconnaissance prospecting, geological mapping, and sampling of the Ladue Mineral Claims with the objective of evaluating the claims' potential for hosting an economic gold deposit. Approximately 60% of the claims were examined by reconnaissance geological mapping and prospecting. The majority of this effort focused on Chicken Creek and slopes to the east in the eastern half of the claims area.

         An evaluation of the results from the Company's 1998 exploration program indicates that a large area of anomalous gold-in-rock and stream silt values, measuring approximately 1,000 by 1,000 meters is worthy of further exploration. Additional work is recommended to fully assess the potential of the Ladue Mineral Claims to host a large tonnage, economic ore body. The exploration program with an estimated cost of US$67,000.00 would include creation of a grid followed by grid-controlled soil geochemistry sampling covering the area of anomalous gold-in-rock and stream silt values on the eastern side of Chicken Creek, stream silt sampling. Soil samples should be collected, using soil drills, at depths below any pale colored ash or clay layers, and anomalous target areas within the grid, outlined by grid soil sampling, should be exposed to bedrock by blasting or hand trenching. The exploration would also focus on detailed geological mapping, prospecting and lithogeochemical sampling of incised drainages, gullies and bedrock exposures which yield anomalous gold values to determine their significance regarding controls on mineralization.

THE LADUE MINERAL CLAIMS ARE WITHOUT A KNOWN BODY OF COMMERCIAL ORE AND ANY FUTURE EXPLORATION PROGRAMS CONDUCTED BY THE COMPANY WOULD BE AN EXPLORATORY SEARCH FOR ORE.

ITEM 3. LEGAL PROCEEDINGS

         The Company is unaware of any material action or pending legal proceedings against it, nor is the Company involved as a plaintiff in any material proceeding. Further, the Company is unaware of any proceeding contemplated or instituted by any governmental authority and knows of no active or pending proceedings against any third parties that may materially adversely affect any interest of the Company.

ITEM 4. CONTROL OF COMPANY

         To the best of the Company's knowledge, the Company is not directly or indirectly controlled by any other corporation or corporations or any foreign government or any person or persons. The Company is unaware of any arrangement the operation of which would at a subsequent date result in a change of control of the Company. As of April 30, 2001, the amount and percentages of voting securities held by registered shareholders or shareholders believed by the Company to be: the owners of more than 10% of the Company's outstanding voting common shares; and the total amount of voting common shares owned directly or indirectly by the officers and directors as a group, is as follows:

                          COMMON SHARES (in thousands)

              IDENTITY OF
             PERSON & GROUP                                    QUANTITY                             %
             --------------                                    --------                             -
James P. Bryce                                                1,921,344                        13.71%
Directors & Officers as a Group (n1)                          1,921,834                        13.72%
Total outstanding (at 1/31/01)                               14,007,350                          100%


n1       Consists of James P. Bryce and Raymond Roland.


ITEM 5. NATURE OF TRADING MARKET

         The Company's common shares have traded on the Canadian Venture Exchange ("CDNX"), formerly known as the Vancouver Stock Exchange, in Vancouver, British Columbia, Canada, since 1987 and currently trade under the symbol "AHE" with CUSIP number 00447B106.

         The table below lists the high and low sales prices on the CDNX for shares of the Company's common stock for each quarter in each of the Company's last two completed fiscal years, and for the two quarters of the Company's current fiscal year 2000. The high, low and closing of the Company's stock on the CDNX on April 30, 2001 was $0.49, $0.48, and $0.49 per share, respectively.

                                          HIGH                    LOW

QUARTER ENDED
4/30/01                                    .65                    .26
1/31/01                                    .30                    .14
10/31/00                                   .61                    .27
7/31/00                                    .89                    .31
4/30/00                                    .80                    .36
1/31/00                                    .50                    .11
10/31/99                                   .20                   9/64
7/31/99                                    .71                   9/64
04/30/99                                   .55                    .30
01/31/99                                   .65                    .36

         The Company's common stock is not listed and does not trade in the United States, but upon registration and compliance with the rules and regulations of the Securities and Exchange Commission, the Company anticipates listing on the NASD Over-the-Counter Bulletin Board (the "OTC Bulletin Board"). As of April 30, 2001, approximately 423,965 shares of the Company's common stock were registered in the names of 11 shareholders resident in the United States. No shares of the Class A or Class B preferred shares have been issued. Accordingly, none is registered in the name of any shareholders resident in the United States.

ITEM 6. EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to nonresident holders of the Company's common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention, (See "Item 7. Taxation").

         There are no limitations under the laws of Canada, the province of British Columbia, or in the Articles of Incorporation of the Company with respect to the right of non-resident or foreign owners to hold or vote the common shares of the Company. However, under the Investment Canada Act, ("ICA"), the acquisition or control (as defined) of a corporation carrying on a business in Canada by a non-Canadian (as defined) is subject to review by Investment Canada, an agency of the Canadian Federal Government, in order to determine whether such acquisition is likely to be of benefit to Canada. ICA exempts certain small acquisitions (as defined) from the review procedure.

ITEM 7. TAXATION

         The following discussion is for general information only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock of the Company and no opinion or representation with respect to the United States or Canadian Federal Income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common stock of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common stock of the Company.

                    CANADIAN FEDERAL INCOME TAX CONSEQUENCES

DIVIDEND DISTRIBUTIONS ON SHARES

         The Income Tax Act (Canada) ("ITA") provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as the Company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend.

         Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by non-residents of Canada who are residents of the United States are subject to the 1980 Canada-United States Income Tax Convention (the "Treaty").

         Article X of the Treaty provides that the rate of Canadian non-resident withholding tax on dividends or deemed dividends paid to a United States corporation that beneficially owns at least 10% of the voting stock of the corporation paying the dividend shall not exceed 10% of the dividend or deemed dividend, otherwise, the rate of non-resident withholding tax shall not exceed 15% of the dividend or deemed dividend.

DISPOSITION OF SHARES

         The ITA provides that a non-resident person is subject to tax in Canada at the rates generally applicable to the residents of Canada on any "taxable capital gain" arising on the disposition of the shares of a Canadian public corporation if such non-resident, together with persons with whom he or she does not deal at arm's length, owned 25% or more of the issued shares of any class of the capital stock of the Canadian corporation at any time in the five years immediately proceeding the date of disposition of the shares. For Canadian income tax purposes, the "taxable capital gain" is equal to three quarters of the capital gain.

         Article XIII of the Treaty provides that gains realized by a United States resident on the disposition of shares of a Canadian corporation may not generally be taxed in Canada unless the value of the Canadian corporation is derived principally from real property situated in Canada.

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

         The following is a general discussion of certain possible United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common stock of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Considerations" above).

         The following discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, published Internal Revenue Service ("IRS") rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation that, if enacted, could be applied, possibly on a retroactive basis, at any time.

U.S. HOLDERS

         As used herein, a "U.S. Holder" includes a holder of common stock who is a citizen or resident of the United States, a corporation created or organized in or under the laws of the United States or of any political subdivision thereof, any entity which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common stock of the Company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of common stock is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their stock through the exercise of employee stock options or otherwise as compensation.

DIVIDEND DISTRIBUTIONS ON SHARES OF THE COMPANY

         Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," U.S. Holders receiving dividend distributions (including constructive dividends) with respect to common stock are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that the Company has current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations, against the U.S. Holder's United States Federal taxable income by those who itemize deductions. See "Foreign Tax Credit." To the extent that distributions exceed current or accumulated earnings and profits of the Company, they will be treated first as a return of capital up to the U.S. Holder's adjusted basis in the common stock and thereafter as a gain from the sale or exchange of the common stock. Preferential tax rates for net capital gains are applicable to a U.S. Holder that is an individual, estate or trust.

         In general, dividends paid on common stock will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations. A U.S. Holder which is a corporation may, under certain circumstances, be entitled to a 70% deduction of the United States source portion of dividends received from the Company (unless the Company is a "foreign personal holding company" as defined in Code Section 552, or a "passive foreign investment company" as defined below) if such U.S. Holder owns shares representing at least 10% of the voting power and value of the Company. The availability of this deduction is subject to several complex limitations that are beyond the scope of this discussion.

FOREIGN TAX CREDIT

         A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of common stock may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations that apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder's United States income tax liability that the U.S. Holder's foreign source income bears to his or its worldwide taxable income. In the determination of the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as "passive income", "high withholding tax interest", "financial services income", "shipping income" and certain other classifications of income. The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of common stock should consult their own tax advisors regarding their individual circumstances.

DISPOSITION OF COMMON SHARES

         Except as otherwise discussed below under "Passive Foreign Investment Company Considerations," gain or loss realized on a sale of common stock will generally be capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gain realized upon a sale of common stock may under certain circumstances be treated as ordinary income, if the Company were determined to be a "collapsible corporation" within the meaning of Code Section 341 based on the facts in existence on the date of the sale. The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his or its tax basis in the common stock. Individual U.S. Holders may carryover unused capital losses to offset capital gains realized in subsequent years. For U.S. Holders that are corporations (other than corporations subject to Subchapter S of the Code), any unused capital losses may only be carried back three and forward five years from the year in which such losses are realized.

PASSIVE FOREIGN INVESTMENT COMPANY CONSIDERATIONS

         If the Company is a "passive foreign investment company" as defined in Code Section 1296 (a "PFIC"), U.S. Holders will be subject to U.S. federal income taxation under one of two alternative tax regimes at the election of each such U.S. Holder. Code Section 1296 defines a PFIC as a corporation that is not formed in the United States and either (i) 75% or more of its gross income for the taxable year is "passive income", which includes interest, dividends and certain rents and royalties or (ii) the average percentage, by fair market value (or, if the Company elects, adjusted tax basis), of its assets that produce or are held for the production of "passive income" is 50% or more. The Company currently qualifies as a PFIC because 75% or more of its gross income for the taxable year is "passive income," and may have been a PFIC in prior years. The rules applicable to a PFIC that is also a "controlled foreign corporation", as defined in Code Section 957, are more complex and are beyond the scope of this discussion.

         A U.S. Holder who elects in a timely manner to treat the Company as a "qualified electing fund" (an "Electing U.S. Holder") will be subject to current federal income tax under Code Section 1293 for any taxable year in which the Company is a PFIC (or is treated as such with respect to the Electing U.S. Holder) on his or its pro-rata share of the Company's (i) "net capital gain" (the excess of net long-term capital gain over net short-term capital loss), which will be taxed as long-term capital gain to the Electing U.S. Holder; and
(ii) "ordinary earnings" (the excess of earnings and profits over net capital gain), which will be taxed as ordinary income to the Electing U.S. Holder, in each case, for the shareholder's taxable year in which (or with which) the Company's taxable year ends, regardless of whether such amounts are actually distributed.

         The qualified electing fund ("QEF") election generally also allows the Electing U.S. Holder to (i) treat any gain realized on the disposition of his or its common stock (or deemed to be realized on the pledge of his or its common stock) as capital gain; (ii) treat his share of the Company's net capital gain, if any, as long-term capital gain instead of ordinary income; and (iii) either avoid interest charges resulting from PFIC status altogether, or make an annual election, subject to certain limitations, to defer payment of current taxes on his share of the Company's annual realized net capital gain and ordinary earnings subject, however, to an interest charge on such deferred taxes.

         The procedure a U.S. Holder must comply with in making an effective QEF election will depend upon whether the year of the election is the first year in the U.S. Holder's holding period. If the U.S. Holder makes a QEF election in such first year, then the U.S. Holder may make a QEF election by filing the appropriate documents at the time the U.S. Holder files its tax return for such first year.

         When a timely QEF election is made in the first year of the U.S. Holders' holding period for which the Company qualifies as a PFIC, if the Company no longer qualifies as a PFIC in the subsequent year, normal Code rules will apply. It is unclear whether a new QEF election would be necessary if the Company thereafter re-qualifies as a PFIC.

         If a U.S. Holder does not make a QEF election for the first year during which he or it holds (or is deemed to have held) the common stock in question and the Company is a PFIC (a "Non-electing U.S. Shareholder"), then special taxation rules under Code Section 1291 will apply to (i) gains realized on the disposition (or deemed to be realized by reason of a pledge) of his or its common stock and (ii) certain "excess distributions", as specifically defined by the Company.

         A non-electing U.S. shareholder generally will be required to pro-rate all gains realized on the disposition of his or its common stock and all excess distributions over the entire holding period of the common stock. All gains or excess distributions allocated to prior years of the U.S. Holder (provided that such years are not prior to the first day of the first taxable year of the Company during such U.S. shareholder's holding period and beginning after January 1, 1987 for which it was a PFIC) will be taxed at the highest tax rate applicable to ordinary income for each such prior year. A non-electing U.S. Holder also will be liable for interest on the foregoing tax liability for each such prior year calculated as if such liability had been due with respect to each such prior year. The balance of the gain or the excess distribution will be treated as ordinary income in the year of the disposition or distribution, and no interest charge will be incurred with respect to such balance.

         If the Company is a PFIC for any taxable year during which a non-electing U.S. Holder holds common stock, then the Company will continue to be treated as a PFIC with respect to such common stock, even if it is no longer definitionally a PFIC. A non-electing U.S. Holder may terminate this deemed PFIC status while the Company is still a PFIC by filing a QEF election and electing to recognize a gain (which will be taxed under the rules discussed above for non-electing U.S. Holders) as if such common stock had been sold on the first day of the U.S. Holder's taxable year for which the U.S. Holder files the QEF election. If the Company is no longer a PFIC, a U.S. Holder may terminate the Company's deemed PFIC status by electing to recognize gain as if the common stock had been sold on the last day of the last taxable year for which the Company was a PFIC.

         Once a U.S. Holder has filed a QEF election, he or it will thereafter be required to submit certain information regarding the Company to the Internal Revenue Service each year. The Company intends to comply with such record-keeping, reporting, and other requirements as necessary to enable its U.S. Holders to make a QEF election; provided, that if regulations are issued that contain exceedingly onerous reporting and record-keeping requirements, the Company may decide that compliance is impracticable and will so notify its U.S. Holders.

         Certain special, generally adverse, rules will apply with respect to the common stock of the Company while the Company is a PFIC whether or not it is treated as a QEF. For example under Code Section 1297(b)(6) a U.S. Holder who uses PFIC stock as security for a loan (including a margin loan) will, except as may be provided in regulations, be treated as having made a taxable disposition of such stock. Moreover, under Code Section 1291(f) the Department of the Treasury has authority to issue regulations, and has issued proposed regulations, that would treat as taxable certain transfers that are generally not otherwise taxed, such as gifts, exchanges pursuant to corporate reorganizations, and transfers at death, although it is not clear that such authority extends to transfers by Electing U.S. Holders.

         The foregoing discussion is based on existing provisions of the Code, existing and proposed regulations thereunder, and current administrative rulings and court decisions, all of which are subject to change. Any such changes could affect the validity of the discussion. In addition, the implementation of certain aspects of the PFIC rules requires the issuance of regulations which in many instances have not yet been promulgated and which may have retroactive effect. There can be no assurances that any of these proposals will be enacted or promulgated, and if so, the form they will take or the effect that they may have on this discussion. Accordingly, and due to the complexity of the PFIC rules, U.S. persons who are shareholders or prospective shareholders of the Company are strongly urged to consult their own tax advisors concerning the impact of these rules on their investment in the Company.

ITEM 8. SELECTED FINANCIAL DATA

         The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition -Results of Operations" and the Company's consolidated financial statements. The selected financial data is not necessarily indicative of the Company's future results of operations or financial condition, and should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

         The Company's 2000 and 1999 consolidated financial statements, its consolidated financial statements for the three months ended January 31, 2001, and information presented below for 1998, have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal years 1996-1997 have been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.

                       THREE MONTHS       YEAR ENDED        YEAR ENDED         YEAR ENDED         YEAR ENDED       YEAR ENDED
                       ------------       ----------        -----------        -----------        -----------      ----------
                       ENDED              OCTOBER 31,      OCTOBER 31,        OCTOBER 31,        OCTOBER 31,      OCTOBER 31,
                       -----              -----------      ------------       ------------       ------------     -----------
                       JAN. 31, 2001            2000               1999               1998               1997            1996
                       -------------            ----               ----               ----               ----            ----

INCOME STATEMENT

    Interest and
    other income       $7,152               $27,136                  --                 --                 --              --

    Operating
    Expense            $(48,996)           $(119,190)        $(275,109)         $(183,049)          $(52,502)      $(126,410)

    Gain on Sale
      of Investments   --                  $114,138            $140,442                 --                 --              --



    Loss on Sale of
    Mineral property   --                  --                        --         $(308,310)                 --              --

    Net Income (Loss)  $(41,844)           $22,084           $(134,667)         $(491,359)          $(52,502)      $(126,410)


    Net Income
    (Loss) per share   ($0.01)              $0.01               ($0.01)            ($0.06)            ($0.01)         ($0.01)


BALANCE SHEET DATA


    Exploration
    rights             --                   --                       --            --                $630,060        $667,881


Investments            $52,770              $76,400            $439,183           $321,750             --               --


    Other assets       $783,754            $795,244             $96,458            $42,321            $63,630         $19,568

    Total Assets       $836,524            $871,644            $535,641           $364,071           $693,690        $687,379

    Long Term Debt     --                     --                     --            --                      --         $17,202

    Shareholders'
    Equity             $782,871           $855,453             $435,333           $318,764           $547,623        $600,125

    Common Shares
    Outstanding        14,007,350         14,007,350          9,947,350          9,877,350          8,160,683       8,160,683


         Under United States generally accepted accounting principles, the Company would be considered a development stage company since its inception. Throughout the periods indicated, the Company had no redeemable preferred shares outstanding and declared no cash dividends on its common shares.

EXCHANGE RATES

         Unless otherwise indicated herein, all dollar amounts in this Annual Report are expressed in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. As of April 30,

2001, one United States dollar was equal to approximately 1.5356 Canadian dollars. The rate of exchange reflects the noon buying rate in New York City for cable transfers in Canadian Dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The table below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended October 30 and three months ended January 31, 2001, the average rates for the year, and the range of high and low rates for each year, and the number of Canadian Dollars required under that formula to buy one United States Dollar.

                           US. DOLLAR/CANADIAN DOLLAR

                                                      Average           High            Low             Close
                                                      -------           ----            ---             -----
Three Months Ended January 31, 2001                    1.5223          1.5593          1.4948            1.50
2000                                                   1.4752          1.5310          1.4341           1.5310
1999                                                   1.4858          1.5302          1.4440           1.4400
1998                                                   1.4836          1.5770          1.4113           1.5375
1997                                                   1.3849          1.4364          1.3357           1.4288
1996                                                   1.3638          1.3815          1.3310           1.3697


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

         The Company's 2000 and 1999 consolidated financial statements and consolidated financial statements for the three months ended January 31, 2001 have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal years 1996-1997 have been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.


LIQUIDITY AND CAPITAL RESOURCES

         The Company is in the exploration stage and has realized no revenues from mining operations. The Company's sole source of cash flow is realized from its earlier sales of common stock in South American, sales in its interests in mineral properties and the completion of a private placement with eight persons of 2,333,333 units at $0.15/per unit, each unit consisting of one share of common stock and one non-transferable share purchase warrant for the purchase of an additional share of common stock at $0.15 per share for one year, or at $0.175 per share during the second year. The closing price of the Company's common stock at completion of the private placement was $0.30. The shares underlying the units and warrants were restricted securities, and therefore sold at a discount as permitted by British Columbia securities laws. The private placement generated approximately $350,000.00 to be available as working capital. Accordingly, over the next two years warrants from the private placement may generate an additional $350,000.00 to $408,333.00. The Company expects that warrants will be exercised only if the publicly traded value of the shares on the respective expiration dates is significantly greater than the respective warrant exercise prices.

         The Company has liquid working capital of approximately $777,000. The Company also retains 90,000 shares of South American which currently trades in the range of US$0.33-$0.55, and which is available for immediate liquidation to be used as working capital.

         On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., a British Columbia corporation ("Luminex"), whereby the Company granted Luminex an option to acquire a 50% interest in the Company's right, title and interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, payable to Andrew Harman, prospector, in consideration of Luminex's payment of US$2,000.00 to the Company and issuance of 100,000 shares of Luminex common stock in two tranches to the Company, and completion of an aggregate of US$50,000.00 in exploration expenditures in two phases by September 30, 2001. To date, Luminex has paid the US$2,000.00 to the Company and issued 50,000 shares of its common stock to the Company, in anticipation of acquiring the above-described interest in the Ladue Mineral Claims. The option agreement also mandates that Luminex issue an additional 50,000 shares of its common stock to the Company within fifteen days of delivery of a geological report describing the results of Phase 1. The fieldwork has been completed and the Company is waiting for the geological report.

         Other than the current liquid working capital, the private placement funds and the South American common stock, there is no additional source of funds to sustain continued or planned capital expenditures. Management believes that the information set forth in Item 1 regarding the description of the business and plan of operations for the remainder of fiscal year 2000 and the first six months of 2002 describes the Company's projected operations and capital expenditures.

         The Company believes that its current liquid working capital, the private placement funds, and the access to additional funds through the sale of its South American stock are sufficient to secure its cash requirements for exploration of the Ladue Mineral Claims.

         In the event the Company commences mining operations or implements additional exploration programs, it may attempt to raise additional working capital through long-term debt instruments collateralized by mineral production and/or through one or more private placements. Any such additional private placements may be equity offerings of common stock or preferred stock convertible into common stock, or debt offerings of notes or debentures convertible into common stock. Any subsequent private placement of equity securities (i.e., stock) or debt securities convertible into common stock would have the effect of immediately diluting the interest of the then existing shareholders of the Company.

         No assurance can be given that such financing will be available on acceptable terms, or at all, or that the placement of additional securities will raise sufficient working capital, if any.

         The following table sets forth the consideration received for the issuance of equity securities for cash, property and services during the years ended October 31, 1999 and 2000, and for the three months ended January 31, 2001.


                           Three months                       Year ended
                         ended January 31,                    October 31,
                                               -----------------------------------------
                                      2001                  2000                   1999
                                      ----     ------------------     ------------------
Cash                                     -            648,934(1)               5,200(2)

Debt Conversion                          -                    --                     --

Property                                 -                    --            $21,500 (3)

Finder's Fees                            -                    --                     --

Debt Settlement                          -                    --                     --

-----------------------

     (1) Cash received pursuant to January 2000 private placement, exercise of stock purchase warrants and exercise of options.

     (2) Cash received pursuant to exercise of options.

     (3) Includes issuance of 50,000 shares (with voting rights) for deemed consideration of $0.25 per share as part consideration in the acquisition of the Silver Ridge mineral property.

RESULTS OF OPERATIONS

         All Company operations are in connection with mineral resource exploration. To date, no revenues have been generated from operations.

FOR THE YEAR ENDED OCTOBER 31, 2000 AND THREE MONTHS ENDED JANUARY 31, 2001

         During the year ended October 31, 2000 and the three months ended January 31, 2001, the Company made significant progress in several areas. The Company worked on two of its properties in the State of Alaska, the Shaw Creek property and the Ladue Mineral Claims.

         The results of the summer program on the Shaw Creek property did not provide the anticipated results, therefore, in October 2000, the Company terminated its interest in the property as the costs involved to retain the interest could not be justified.

         Rock and soil sampling on the Ladue Mineral Claims produced sufficient results to justify continued exploration in 2001 and the first six months of 2002.

          On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., a British Columbia corporation ("Luminex"), whereby the Company granted Luminex an option to acquire a 50% interest in the Company's right, title and interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, payable to Andrew Harman, prospector, in consideration of Luminex's payment of US$2,000.00 to the Company and issuance of 100,000 shares of Luminex common stock in two tranches to the Company, and completion of an aggregate of US$50,000.00 in exploration expenditures in two phases by September 30, 2001. To date, Luminex has paid the US$2,000.00 to the Company and issued 50,000 shares of its common stock to the Company, in anticipation of acquiring the above-described interest in the Ladue Mineral Claims. The option agreement also mandates that Luminex issue an additional 50,000 shares of its common stock to the Company within fifteen days of delivery of a geological report describing the results of Phase 1. The fieldwork has been completed and the Company is waiting for the geological report.

         On April 30, 2000, the Company completed a private placement of an aggregate of 2,333,333 units to eight persons. Each unit was priced at $0.15 and is comprised of one share of common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. The closing price of the Company's common stock at completion of the private placement was $0.30. The shares underlying the units and warrants were restricted securities, and therefore sold at a discount as permitted by British Columbia securities laws. The private placement generated immediate proceeds of approximately $350,000.00, to be available as additional working capital.

FOR THE YEAR ENDED OCTOBER 31, 1999

         The Company incurred a net loss of $134,667 ($0.01 per share loss) for the fiscal year ended October 31, 1999, compared with $491,359 ($0.06 per share loss) in fiscal 1998. Loss per share was calculated on the basis of 9,780,834 shares outstanding for fiscal 1999 and 8,452,751 shares outstanding for fiscal 1998. The Company also reported an operating expense increase of $92,060 to $275,109 for fiscal year 1999 compared with operating expense of $183,049 for fiscal year 1998. These figures do not represent any significant change in operations, but are the result of additional mineral exploration costs in the Phase I and Phase II exploration of the Shaw Creek property in 1999. For fiscal year 1999, the Company sold South American stock realizing a gain of $140,442.00, and for fiscal year 1998 incurred a loss of $308,310 on the sale of its South American mineral property.

         In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $308,310.00 loss on the sales of mineral property related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1999 the Company wrote off the Silver Ridge property as an abandonment and acquired certain interests in the Shaw Creek Claims, the Ladue Mineral Claims and the Mac & Dall Mineral Claims for an initial investment of $134,230.00. See Item 2. "Description of Properties" for a more comprehensive explanation of the property interest held by the Company as well as the conditions required to maintain exploration rights to the properties.

FOR THE YEAR ENDED OCTOBER 31, 1998

         The Company incurred a net loss of $491,359 ($0.06 per share loss) for the fiscal year ended October 31, 1998, compared with $52,502.00 ($0.01 per share loss) in fiscal 1997. Loss per share was calculated on the basis of 8,452,751 shares outstanding for fiscal 1998 and 8,160,683 shares outstanding for fiscal 1997. During 1997 the Company incurred minimal exploration costs as it did not engage in any significant mineral property exploration. In fiscal 1998 the Company significantly increased its mineral exploration program and also had significant property write-offs of $308,310.00 for the loss on the sale of mineral property. Accordingly, the Company reported an increase in operating expenses of $130,547 to

$183,049 for fiscal year 1998 compared with operating expense of $52,502.00 for fiscal year 1997.

          In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $308,310.00 loss on the sales of mineral property in fiscal year 1998 related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1997 the Company held mineral property investments of $630,060.00 consisting of the consideration paid through fiscal year 1997 and the expenditures (net of recovery) on the Tamakay, Guyana property pursuant to the joint venture agreement with South American.

ITEM 9A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

         Certain of the Company's future costs, such as those for exploration costs in the State of Alaska, may be paid in American Dollars. As the Canadian Dollar is depressed in comparison to the American Dollar, the Company's costs may be higher than if such costs were paid in Canadian Dollars. The Company has not adopted and does not intend to adopt, a strategy to hedge against fluctuations in currency.

ITEM 10. DIRECTORS AND OFFICERS OF THE REGISTRANT

         All of the Company's directors were elected at the Annual General Meeting of the shareholders on April 6, 2001. Each director holds office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or until he becomes disqualified to act as a director. The names of each director and dates from which each has served as such, are set forth below:

                           Name                                        Served Since
                           ----                                        ------------
                           James P. Bryce                              September 20, 1996
                           George Anagnost                             July 9, 1998
                           Raymond Roland                              November 7, 2000

All members of the Company's board of directors are members of the Company's audit committee.


         The names of each of the Company's executive officers, who serve at the discretion of the Company's board of directors, and the dates from each has served the Company, are set forth:

         Name                                                                                       Served Since
         ----                                                                                       ------------
         James P. Bryce                     President and Chief Executive Officer                    Sept.  1996
         George Anagnost                    Secretary                                                April  2000

         JAMES P. BRYCE, has served as president, chief executive officer and a director of the Company since 1996, is a resident of British Columbia, Canada. Between 1965 and 1995, Mr. Bryce developed substantial expertise in management as an owner and operator of private golf courses in Canada and the United States. Mr. Bryce is currently retired from golf course development and spends 90% of his time on the affairs of the Company.

         GEORGE ANAGNOST, a member of the board of directors of the Company since 1998, is a resident of Colorado, United States. Mr. Anagnost has over 20 years experience in corporate finance, including serving as the syndicate manager and a member of the corporate department of RAF Financial Corporation. He has also served as an officer and director of Environmental Construction Products International, Inc., a publicly traded company engaged in manufacturing home construction material. Mr. Anagnost presently serves as an officer of the Company holding the position of Secretary. He spends approximately 10% of his time on the affairs of the Company.

         There are no family relationships between any two or more directors or executive officers. There are no other arrangements or understandings between any two or more directors or executive officers.

ITEM 11. COMPENSATION OF DIRECTORS AND OFFICERS

         The Company has no formal plan for compensating its directors for their service in such capacity other than the granting of stock options. The Company also grants stock options to officers and employees. See Item 12.
"Options to Purchase Securities from Registrant or Its Subsidiaries."

         The total compensation paid or accrued directly or indirectly by the Company to its directors and officers during the Company's last three fiscal year for services rendered is as follows:


                                                                   LONG-TERM COMPENSATION              ALL OTHER
NAME AND POSITION           YEAR     SALARY ($)   BONUS ($)       OPTIONS/SARS GRANTED (#)            COMPENSATION


James Bryce, President &    2000            Nil         Nil                  Nil                          Nil
Director
                            1999            Nil         Nil                  Nil                          Nil

                            1998            Nil         Nil       275,000 @ $0.26 by 7/2003               Nil

Raymond Roland, Director    2000            Nil         Nil                  Nil                          Nil

George Anagnost,            2000            Nil         Nil                  Nil                          Nil
Secretary & Director
                            1999            Nil         Nil                  Nil                          Nil

                            1998            Nil         Nil       172,000 @ $0.26 by 7/2003               Nil


         All of the foregoing options/SARs were exercisable at fiscal year end 2000.

         The Company does not have a long-term incentive plan for its directors or officers. No funds were set aside or accrued by the Company during its last fiscal year to provide pension, retirement or similar benefits for directors or executive officers. In addition, the Company has no written plans or arrangements in respect of remuneration received or that may be received by executive officers of the Company to compensate such officers in the event of termination of employment (as a result of resignation, retirement, change of control) or a change of responsibilities following a change of control.

         During Fiscal Year 2000 the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase shares of the Company.

         No Stock Appreciation Rights ("SARs") were granted during fiscal year 2000. However, the Company intends to reserve 10% of the issued treasury shares of the Company for issuance to Directors and Key Employees pursuant to Stock Option Agreements entered into with them or to be entered into with them subject to regulatory approval and subject to member approval being obtained with respect to options granted to insiders of the Company. The purpose of the options is to provide an incentive to the principals to act in the best interests of the Company.

ITEM 12. OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR ITS SUBSIDIARIES

         The Company has three classes of stock: common stock, preferred stock class A and preferred stock class B. The Company has issued no shares or options in the preferred stocks class A or B. All common stock options issued by the Company are set forth below.

COMMON STOCK OPTIONS

         The following table sets forth information with respect to options exercised by directors of the Company during the fiscal year 1999 and outstanding to non-executive directors at the end of the most recently completed financial year.1 The exercise price of each option is $0.26, and the options expire in July 2003.


Name                    Securities Acquired            Aggregate Value        Unexercised           Value of
----                    On Exercise                        Realized           Options/SARs       Unexercised in
                        -----------                        --------            At FY end       the money Options
                             #                                                 ---------         SARs at FY end
                                                                                                 --------------
James Bryce,            Nil                                  Nil                275,000               $2,750
President

directors and           60,000                             $17,700              447,000              $4,470
officers as a group

(1) During the fiscal year ended October 31, 2000, 460,000 options expired upon two optionees ceasing to act as directors of the Company.

COMMON STOCK PURCHASE WARRANTS

         In connection with the Company's private placement during the fiscal year ended October 31, 2000, the Company issued 2,333,333 warrants, each warrant entitling the holder to purchase one share of the Company's common stock at $0.15 per share during the first year following purchase of the warrant, and for $0.175 during the second year following purchase of the warrant.

         The warrants expire on different dates from January 14, 2002 through February 16, 2003. In July 2000, 1,666,667 warrants were exercised, with proceeds to the Company of $283,334.

ITEM 13. INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS

         Pursuant to a private placement agreement dated January 17, 2000, James Bryce, the President and a director of the Company, purchased 83,333 units of the Company's securities at a price of $0.15 per unit. Each unit consists of one share of the Company's common stock and one non-transferable common stock purchase warrant, each warrant entitling the holder to purchase a share of the Company's common stock for $0.15 during the first year of purchase of the warrant and for $0.175 during the second year. The private placement was completed in accordance with the policies of, and was approved by, the Canadian Venture Exchange. The securities issued to Mr. Bryce were restricted from trading until February 4, 2001.

         James Bryce, an officer and director of the Company, is also a director of Luminex Ventures, Inc., a British Columbia corporation ("Luminex"). On November 23, 1999, the Company entered into an agreement with Luminex, whereby the Company granted Luminex an option to acquire a 50% interest in the Company's right, title and interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, payable to Andrew Harman, prospector, in consideration of Luminex's payment of US$2,000.00 to the Company and issuance of 100,000 shares of Luminex common stock in two tranches to the Company, and completion of an aggregate of US$50,000.00 in exploration expenditures in two phases by September 30, 2001.

         Other than the transaction described above, during the fiscal year ended October 31, 2000, the Company did not enter into any transactions with directors, officers or other insiders of the Company or companies controlled by directors, officers or other insiders of the Company.

PART II

ITEM 14. DESCRIPTION OF SECURITIES TO BE REGISTERED

         The authorized capital of the Company consists of 100,000,000 common shares, without par value; 100,000,000 Class "A" Preference shares, par value of $10.00; and 100,000,000 Class "B" Preference shares, par value of $50.00.

COMMON SHARES

         All common shares issued by the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, preemptive rights or subscription rights, and there are no provisions for redemption or purchase for cancellation or surrender, or sinking fund provisions. The presently outstanding share capital is not subject to any call or assessment. As of February 27, 2001 there were 14,007,350 shares of the Company's common stock issued and outstanding.

         Holders of common shares are entitled to one vote for each share held of record on all matters to be acted upon by the shareholders. Holders of common shares are entitled to receive such dividends as may be declared from time to time by the Company's Board of Directors, in its discretion, out of funds legally available therefor.

         Upon the liquidation, dissolution or winding-up of the Company, holders of common shares will be entitled to receive pro rata the assets of the Company, if any, remaining after payment of all debts and liabilities, including amounts, if any, payable to holders of the Company's Class "A" Preference shares and Class "B" Preference shares.

         There are no restrictions on the repurchase or redemption of the common shares of the Company while there is any arrearage in the payment of dividends or sinking fund installments.

CERTAIN CORPORATE LAW CONSIDERATIONS

         Under the Company Act (British Columbia) any modification, amendment or variation of shareholder rights or provisions must be approved by way of "special resolution" which requires approval of at least 75% of the votes cast in person or by proxy at a shareholders' meeting or class meeting. The principal corporate actions that require such a "special resolution" include: (a) transferring a corporation's jurisdiction of incorporation from British Columbia to another jurisdiction; (b) giving financial assistance under certain circumstances; (c) disposing of all or substantially all of a corporation's assets; (d) removing a director before the expiration of his term of office; (e) certain alterations to share capital; (f) changing a corporation's name; (g) altering any restrictions on a corporation's business; and (h) certain reorganizations of a corporation.

         Pursuant to the Company's Articles, a quorum for a shareholders meeting shall be one shareholder represented in person, by proxy or, being a corporation, represented in accordance with Section 33 of the Company Act, holding not less than one voting share, in the case of a general meeting, and holding not less than one-third of the shares affected, in the case of a class or series meeting of the Company.

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

         None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

         None.

PART IV

ITEM 17. FINANCIAL STATEMENTS

         The Company has furnished the following financial statements pursuant to the filing requirements herein beginning on page F-1: Unaudited Balance Sheet at January 31, 2001, Unaudited Statements of Operations and Deficit for the Three Months Ended January 31, 2001, Unaudited Statements of Cash Flows for the Three Months Ended January 31, 2001, Audited Balance Sheets of the Company as at October 31, 1999 and October 31, 2000: Audited Statements of Operations and Deficit for Fiscal Years Ended October 31, 1998, 1999 and 2000; Audited Statement of Stockholders' Equity for Fiscal Years Ended October 31, 1998, 1999 and 2000; and Audited Statement of Cash Flows Fiscal Years Ended October 31, 1998, 1999 and 2000.

         These financial statements are expressed in Canadian Dollars and were prepared in accordance with United States generally accepted accounting principles.

ITEM 18. FINANCIAL STATEMENTS

         Not applicable.  See Item 17. "Financial Statements."

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(a)      FINANCIAL STATEMENTS

                  The Company has furnished the following financial statements pursuant to the filing requirements herein beginning on page F-1: Unaudited Balance Sheet at January 31, 2001, Unaudited Statements of Operations and Deficit for the Three Months Ended January 31, 2001, Unaudited Statements of Cash Flows for the Three Months Ended January 31, 2001; Audited Balance Sheets of the Company as at October 31, 1999 and October 31, 2000; Audited Statements of Operations and Deficit for Fiscal Years Ended October 31, 1998, 1999 and 2000; Audited Statement of Stockholders' Equity for Fiscal Years Ended October 31, 1998, 1999 and 2000; and Audited Statement of Cash Flows Fiscal Years Ended October 31, 1998, 1999 and 2000.

         These financial statements are expressed in Canadian Dollars and were prepared in accordance with United States generally accepted accounting principles.

(b)      EXHIBITS

1.1 Certificate of Incorporation, as amended, and related Memorandum (incorporated by reference to Exhibit 1.1 of the Company's Registration Statement on Form 20-F (file no. 000-31085) filed July 19, 2000).

1.2 Articles (Bylaws) (incorporated by reference to Exhibit 1.2 of the Company's Registration Statement on Form 20-F (file no. 000-31085) filed July 19, 2000).

2.1 Instruments defining the rights of holders of equity securities being registered (included within Exhibit 1.2) (incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form 20-F (file no. 000-31085) filed July 19, 2000).

3.1 Agreement between Andrew G. Harman and Achieva Development Corp., dated June 23, 1998 (incorporated by reference to Exhibit 3.1 of the Company's Registration Statement on Form 20-F (file no. 000-31085) filed July 19, 2000).

3.3 Certificate of Authority to Transact Business in Alaska (incorporated by reference to Exhibit 3.3 of the Company's Registration Statement on Form 20-F (file no. 000-31085) filed July 19, 2000).

3.4 Agreement between Luminex Ventures, Inc., and Achieva Development Corp., dated November 23, 1999 (incorporated by reference to Exhibit
         3.4 of the Company's Registration Statement on Form 20-F (file no. 000-31085) filed July 19, 2000).

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 16th day of May 2001.           ACHIEVA DEVELOPMENT CORP.



                                            By  /s/   JAMES BRYCE
                                              ----------------------------------
                                                James Bryce, President, Chief
                                                Executive Officer and Director


                                            By  /s/   GEORGE ANAGNOST
                                              ----------------------------------
                                                George Anagnost, Director



                                            By /s/ REGINALD ROLAND
                                              ----------------------------------
                                                Reginald Roland, Director

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                 JANUARY 31          OCTOBER 31
                                                                                    2001                2000
--------------------------------------------------------------------------------------------------------------------

ASSETS

CURRENT
     Cash and cash equivalents                                               $        775,682    $         786,574
     Goods and Services Tax recoverable                                                 1,069                1,551
     Loan receivable                                                                    5,200                5,200
                                                                             ---------------------------------------
                                                                                      781,951              793,325

Office Furniture, AT COST LESS ACCUMULATED DEPRECIATION                                 1,803                1,919
INVESTMENTS                                                                            52,770               76,400
EXPLORATION RIGHTS                                                                     -                    -
                                                                             ---------------------------------------

                                                                             $        836,524    $         871,644
====================================================================================================================

LIABILITIES

CURRENT
     Accounts payable                                                        $         47,933    $          10,471
     Loans payable                                                                      5,720                5,720
                                                                             ---------------------------------------
                                                                                       53,653               16,191
                                                                             ---------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
     100,000,000 Common voting shares, no par value
     100,000,000 Class A preference non-voting shares, par value $10 each
     100,000,000 Class B preference non-voting shares, par value $50 each
  Issued and Outstanding:
        14,007,350 (of which 140,626 shares are held in escrow)
        at January 31, 2001 and October 31, 2000                                    3,450,143            3,450,143

ACCUMULATED DEFICIT                                                                (2,610,172)          (2,568,328)
OTHER                                                                                 (57,100)             (26,362)
                                                                             ---------------------------------------
                                                                                      782,871              855,453
                                                                             ---------------------------------------

                                                                             $        836,524    $         871,644
====================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                                     INCEPTION
                                                                                                     JANUARY 10
                                                                  THREE MONTHS ENDED                  1986 TO
                                                                      JANUARY 31                     JANUARY 31
                                                               2001                 2000                2001
--------------------------------------------------------------------------------------------------------------------

INTEREST AND OTHER INCOME                               $             7,152  $         -         $         93,033
                                                        ------------------------------------------------------------

EXPENSES
     Depreciation                                                       116               171              35,009
     Interest                                                           160                86              35,753
     Option payments and exploration costs                            3,445               149             683,207
     Office, telephone, rent and sundry                               5,802             9,502             576,124
     Professional fees                                               37,589             6,584             359,076

     Regulatory authorities and transfer agent                        1,884             2,409             138,515
     Management fees                                                -                  -                  276,450
     Consulting                                                     -                  -                  132,406
     Travel                                                         -                  -                  101,214
                                                        ------------------------------------------------------------
                                                                     48,996            18,901           2,337,754
                                                        ------------------------------------------------------------
                                                                    (41,844)          (18,901)         (2,244,721)

GAIN ON SALE OF INVESTMENTS                                         -                 105,066             254,580
LOSS ON SALE OF MINERAL PROPERTY                                    -                  -                 (308,310)
WRITE OFF OF INVESTMENT IN CONSOLIDATED BANK SERVICES
  INC.                                                              -                  -                 (253,903)
LOSS ON DISPOSAL OF OFFICE FURNITURE                                -                  -                  (17,818)
WRITE OFF OF MARKETING RIGHTS                                       -                  -                  (40,000)
                                                        ------------------------------------------------------------

NET INCOME (LOSS) FOR THE PERIOD                                    (41,844)           86,165    $     (2,610,172)
                                                                                                 ===================

DEFICIT, BEGINNING OF PERIOD                                     (2,568,328)       (2,590,412)
                                                        ------------------------------------------------------------

DEFICIT, END OF PERIOD                                  $        (2,610,172) $     (2,504,247)
================================================================================================

NET INCOME (LOSS) PER SHARE                             $            (0.01)  $          0.01
================================================================================================


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                    14,007,350         9,947,350
================================================================================================

COMPREHENSIVE INCOME (LOSS)
     Net income (loss) for the period                   $           (41,844) $         86,165
     Foreign currency translation adjustment                         (7,108)              594
     Unrealized gain (loss) on investments                          (23,630)          (96,738)
                                                        ----------------------------------------

TOTAL COMPREHENSIVE INCOME (LOSS)                       $           (72,582) $         (9,979)
================================================================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                                      INCEPTION
                                                                                                     JANUARY 10
                                                                       THREE MONTHS ENDED              1986 TO
                                                                           JANUARY 31                JANUARY 31
                                                                      2001             2000             2001
--------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
     Net income (loss) for the period                            $     (41,844)   $      86,165   $    (2,610,172)
                                                                 ---------------------------------------------------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Shares issued for other than cash                                    -                -               34,000
     Shares received as an option payment                                 -                -              (25,000)
     Depreciation                                                          116              171            35,009
     Gain on sale of investment                                           -            (105,066)         (254,580)
     Loss on sale of mineral property                                     -                -              308,310
     Write off of investment in Consolidated Bank Services Inc.           -                -              253,903
     Loss on disposal of office furniture                                 -                -               17,818
     Write off of marketing rights                                        -                -               40,000
     Change in Goods and Services Tax recoverable                          482             (673)           (1,069)
     Change in loan receivable                                            -                -               (5,200)
     Change in accounts payable                                         37,462            6,118            47,933
                                                                 ---------------------------------------------------
TOTAL ADJUSTMENTS                                                       38,060          (99,450)          451,124
                                                                 ---------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                   (3,784)         (13,285)       (2,159,048)
                                                                 ---------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
     Office furniture                                                     -                -              (54,630)
     Reclamation bond                                                     -                -               -
     Exploration advance                                                  -                -               -
     Investment in Consolidated Bank Services Inc.                        -                -             (253,903)
     Marketing rights                                                     -                -              (40,000)
                                                                 ---------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                     -                -             (348,533)
                                                                 ---------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
     Issue of shares for cash                                             -                -            2,786,081
     Share subscriptions received                                         -             262,500            -
     Loans payable                                                        -             (97,188)            5,720
     Proceeds on sale of investment                                       -             210,707           479,807
     Proceeds on sale of office furniture                                 -                -               -
                                                                 ---------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                 -             376,019         3,271,608
                                                                 ---------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 (7,108)             594            11,655
                                                                 ---------------------------------------------------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                   (10,892)         363,328           775,682

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                         786,574           93,353            -
                                                                 ---------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                         $     775,682    $     456,681   $       775,682
====================================================================================================================

                                AUDITORS' REPORT



To the Shareholders of
Achieva Development Corp.

We have audited the balance sheets of Achieva Development Corp. (an exploration stage company) as at October 31, 2000 and 1999, and the statements of operations and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the years ended October 31, 2000, 1999 and 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with United States and Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and 1999, and the results of its operations and cash flows for the years ended October 31, 2000, 1999 and 1998 in accordance with United States generally accepted accounting principles applied on a consistent basis.


VANCOUVER, B.C.
                                                  "MORGAN & COMPANY
      JANUARY 25, 2001                                  CHARTERED ACCOUNTANTS

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)

--------------------------------------------------------------------------------------------------------------------
                                                                                            OCTOBER 31
                                                                                     2000                1999
--------------------------------------------------------------------------------------------------------------------

ASSETS
CURRENT
     Cash and cash equivalents                                              $         786,574    $          93,353
     Goods and Services Tax recoverable                                                 1,551                  563
     Loan receivable                                                                    5,200               -
                                                                            ----------------------------------------
                                                                                      793,325               93,916

Office Furniture, AT COST LESS ACCUMULATED DEPRECIATION                                 1,919                2,542
INVESTMENTS (Note 2)                                                                   76,400              439,183
EXPLORATION RIGHTS (Note 3)                                                            -                    -
                                                                            ----------------------------------------

                                                                            $         871,644    $         535,641
====================================================================================================================

LIABILITIES
CURRENT
     Accounts payable                                                       $          10,471    $           3,120
     Loans payable (Note 4)                                                             5,720               97,188
                                                                            ----------------------------------------
                                                                                       16,191              100,308
                                                                            ----------------------------------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)
  Authorized:
     100,000,000 Common voting shares, no par value
     100,000,000 Class A preference non-voting shares, par value $10 each
     100,000,000 Class B preference non-voting shares, par value $50 each
  Issued and Outstanding:
        14,007,350 (of which 140,626 shares are held in escrow)
        at October 31, 2000, and 9,947,350 (of which 140,626 shares are
        held in escrow) at October 31, 1999                                         3,450,143            2,801,209

ACCUMULATED DEFICIT                                                                (2,568,328)          (2,590,412)
OTHER                                                                                 (26,362)             224,536
                                                                            ----------------------------------------
                                                                                      855,453              435,333
                                                                            ----------------------------------------

                                                                            $         871,644    $         535,641
====================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      INCEPTION
                                                                                                                      JANUARY 10
                                                                                                                       1986 TO
                                                                        YEAR ENDED OCTOBER 31                         OCTOBER 31
                                                             2000                 1999               1998                2000
------------------------------------------------------------------------------------------------------------------------------------

INTEREST AND OTHER INCOME                            $           27,136    $         -         $         -        $          85,881
                                                     -------------------------------------------------------------------------------

EXPENSES
     Depreciation                                                   622                 553                 440              34,893
     Interest                                                       338                 165                 635              35,593
     Option payments and exploration costs                       (4,530)            210,012             137,284             679,762
     Office, telephone, rent and sundry                          41,385              38,517              24,867             570,322
     Professional fees                                           73,273              16,241               8,275             321,487
     Regulatory authorities and transfer agent                    8,102               9,621              11,548             136,631
     Management fees                                            -                    -                   -                  276,450
     Consulting                                                 -                    -                   -                  132,406
     Travel                                                     -                    -                   -                  101,214
                                                     -------------------------------------------------------------------------------
                                                                119,190             275,109             183,049           2,288,758
                                                     -------------------------------------------------------------------------------
                                                                (92,054)           (275,109)           (183,049)         (2,202,877)

GAIN ON SALE OF INVESTMENTS                                     114,138             140,442              -                  254,580
LOSS ON SALE OF MINERAL PROPERTY                                -                    -                 (308,310)           (308,310)
WRITE OFF OF INVESTMENT IN CONSOLIDATED BANK
  SERVICES INC.                                                 -                    -                   -                 (253,903)
LOSS ON DISPOSAL OF OFFICE FURNITURE                            -                    -                   -                  (17,818)
WRITE OFF OF MARKETING RIGHTS                                   -                    -                   -                  (40,000)
                                                     -------------------------------------------------------------------------------

NET INCOME (LOSS) FOR THE YEAR                                   22,084            (134,667)           (491,359)  $      (2,568,328)
                                                                                                                  ==================

DEFICIT, BEGINNING OF YEAR                                   (2,590,412)         (2,455,745)         (1,964,386)
                                                     ------------------------------------------------------------

DEFICIT, END OF YEAR                                 $       (2,568,328)   $     (2,590,412)   $     (2,455,745)
=================================================================================================================

NET INCOME (LOSS) PER SHARE                          $            0.01     $         (0.01)    $         (0.06)
=================================================================================================================


WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                11,780,286           9,780,834           8,452,751
=================================================================================================================

COMPREHENSIVE INCOME (LOSS)
     Net income (loss) for the year                  $           22,084    $       (134,667)   $       (491,359)

     Foreign currency translation adjustment                     19,983              (1,220)             -

     Unrealized gain (loss) on investments                     (270,881)            171,506              54,250
                                                     ------------------------------------------------------------

TOTAL COMPREHENSIVE INCOME (LOSS)                    $         (228,814)   $         35,619    $       (437,109)
=================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                       INCEPTION
                                                                                                                       JANUARY 10
                                                                                                                        1986 TO
                                                                       YEAR ENDED OCTOBER 31                           OCTOBER 31
                                                                       2000             1999            1998              2000
------------------------------------------------------------------------------------------------------------------------------------

CASH FLOW FROM OPERATING ACTIVITIES
     Net income (loss) for the year                               $      22,084    $    (134,667)  $    (491,359)   $    (2,568,328)
                                                                  ------------------------------------------------------------------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Shares issued for other than cash                                     -              21,500          12,500             34,000
     Shares received as an option payment                               (25,000)            -               -               (25,000)
     Depreciation                                                           622              553             440             34,893
     Gain on sale of investment                                        (114,138)        (140,442)           -              (254,580)
     Loss on sale of mineral property                                      -                -            308,310            308,310
     Write off of investment in Consolidated Bank Services Inc.            -                -               -               253,903
     Loss on disposal of office furniture                                  -                -               -                17,818
     Write off of marketing rights                                         -                -               -                40,000
     Change in Goods and Services Tax recoverable                          (988)            (183)          4,328             (1,551)
     Change in loan receivable                                           (5,200)            -               -                (5,200)
     Change in prepaid expenses                                            -                -               -                -
     Change in accounts payable                                           7,351          (12,993)        (35,835)            10,471
                                                                  ------------------------------------------------------------------
TOTAL ADJUSTMENTS                                                      (137,353)        (131,565)        289,743            413,064
                                                                  ------------------------------------------------------------------
NET CASH USED IN OPERATING ACTIVITIES                                  (115,269)        (266,232)       (201,616)        (2,155,264)
                                                                  ------------------------------------------------------------------

CASH FLOW FROM INVESTING ACTIVITIES
     Office furniture                                                      -              (1,342)           -               (54,630)
     Reclamation bond                                                      -               2,100          (2,100)            -
     Exploration advance                                                   -              34,735         (34,735)            -
     Investment in Consolidated Bank Services Inc.                         -                -               -              (253,903)
     Marketing rights                                                      -                -               -               (40,000)
                                                                  ------------------------------------------------------------------
NET CASH USED IN INVESTING ACTIVITIES                                      -              35,493         (36,835)          (348,533)
                                                                  ------------------------------------------------------------------

CASH FLOW FROM FINANCING ACTIVITIES
     Issue of shares for cash                                           648,933            5,200         250,000          2,786,081
     Loans payable                                                      (91,468)          67,994         (64,925)             5,720
     Proceeds on sale of investment                                     231,042          248,765            -               479,807
     Proceeds on sale of office furniture                                  -                -               -                -
                                                                  ------------------------------------------------------------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               788,507          321,959         185,075          3,271,608
                                                                  ------------------------------------------------------------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                  19,983           (1,220)           -                18,763
                                                                  ------------------------------------------------------------------


NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                    693,221           90,000         (53,376)           786,574

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                             93,353            3,353          56,729             -
                                                                  ------------------------------------------------------------------

CASH AND CASH EQUIVALENTS, END OF YEAR                            $     786,574    $      93,353   $       3,353    $       786,574
====================================================================================================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended October 31, 1999, the Company issued 50,000 common shares at a deemed value of $0.43 per share as part consideration in the acquisition of the Ladue mineral claims in Alaska.

During the year ended October 31, 1998, the Company issued 50,000 shares at a deemed value of $0.25 per share as part consideration in the acquisition of the Silver Ridge mineral property.

During the year ended October 31, 1998, the Company disposed of its mineral property for 300,000 shares of South American Minerals Inc. having a fair market value of $321,750.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                          (STATED IN CANADIAN DOLLARS)


                                           NUMBER
                                             OF
                                           SHARES          AMOUNT           OTHER            DEFICIT           TOTAL
                                        ----------------------------------------------------------------------------------

BALANCE, OCTOBER 31, 1997                  8,160,683   $    2,512,009   $       -       $    (1,964,386)   $     547,623

     Shares issued for cash                1,666,667          250,000           -                 -              250,000
     Shares issued for mineral
       property                               50,000           12,500           -                 -               12,500
     Net loss                                  -                -               -              (491,359)        (491,359)
     Unrealized gain on investments
       held for resale                         -                -              54,250             -               54,250
                                        ----------------------------------------------------------------------------------

BALANCE, OCTOBER 31, 1998                  9,877,350        2,774,509          54,250        (2,455,745)         373,014

     Shares issued for cash                   20,000            5,200           -                 -                5,200
     Shares issued for mineral
       property                               50,000           21,500           -                 -               21,500
     Net loss                                  -                -               -              (134,667)        (134,667)
     Unrealized gain on investments
       held for resale                         -                -             171,506             -              171,506
     Translation adjustment                    -                -              (1,220)            -               (1,220)
                                        ----------------------------------------------------------------------------------

BALANCE, OCTOBER 31, 1999                  9,947,350        2,801,209         224,536        (2,590,412)         435,333

     Shares issued for cash                4,060,000          648,934           -                 -              648,934
     Net income                                -                -               -                22,084           22,084
     Unrealized loss on investments
       held for resale                         -                -            (270,881)            -             (270,881)
     Translation adjustment                    -                -              19,983             -               19,983
                                        ----------------------------------------------------------------------------------

BALANCE, OCTOBER 31, 2000                 14,007,350   $    3,450,143   $     (26,362)  $    (2,568,328)   $     855,453
                                        ==================================================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)

1.   NATURE OF OPERATIONS

     a)   Exploration Stage Activities

          The Company is in the process of exploring certain mineral claims in which it has secured exploration rights, and has not yet determined whether the mineral claims contain ore reserves that are economically recoverable.

     b)   Significant Accounting Policies

          The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement.

          The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

          i)   Option Payments and Exploration Costs

          The Company expenses all costs related to the maintenance and exploration of mineral claims in which it has secured exploration rights prior to establishment of proven and probable reserves. To date, the Company has not established the commercial feasibility of its exploration prospects, therefore, all costs are being expensed.

          ii)  Depreciation

          Office furniture is depreciated at the rate of 20% on the declining balance basis.

          iii) Investments

          The Company's equity securities are classified as available-for-sale and are carried at fair value which is based upon market quotes of the underlying securities.

          iv)  Cash and Equivalents

          Cash and equivalents include cash on hand, amounts held in and due from banks and highly liquid marketable securities with maturities of three months or less at date of purchase.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)

1.   NATURE OF OPERATIONS (Continued)

     b)   Significant Accounting Policies (Continued)

          v)    Income Taxes

                       Income taxes are recorded in accordance with the
                provisions of Statement of Financial Accounting Standards (SFAS) No. 109 - "Accounting for Income Taxes". SFAS No. 109 requires recognition of deferred income tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities, and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          vi)   Loss per Share

                       Loss per share is based on the weighted aver number of
                common shares outstanding during the year, excluding escrowed shares. Since the Company's stock options and warrants are anti-dilutive, they have not been included in the calculation.

          vii)  Use of Estimates

                       The preparation of financial statements in conformity
                with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from these estimates.

          viii) Financial Instruments

                The Company's financial instruments consist of cash, Goods and Services Tax recoverable, accounts payable, and loans payable.

                Unless otherwise noted, it is management's opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)



1.   NATURE OF OPERATIONS (Continued)

     b)   Significant Accounting Policies (Continued)

          ix)  Non-Monetary Transactions

          Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction.

          x)   Foreign Currency Translation

          Transactions recorded in United States dollars have been translated into Canadian dollars using the Temporal Method as follows:

               i) monetary items at the rate prevailing at the balance sheet date;

               ii)  non-monetary items at the historical exchange rate;

               iii) revenue and expense at the average rate in effect during the applicable accounting period.

          Gains or losses arising on translation are included in the results of operations.


2.   INVESTMENTS

                                                                                          2000            1999
                                                                                      -------------------------------

    a) South American Minerals Inc., 90,000 common shares with a market value at
        October 31, 2000 of $72,900, 199,000 common shares with a market value of
        $439,183 at October 31, 1999                                                  $      96,525  $       213,427

    b) Luminex Ventures Inc., 50,000 common shares with a market value at October
        31, 2000 of $3,500                                                                   25,000            -
                                                                                      -------------------------------

                                                                                      $     121,525  $       213,427
                                                                                      ===============================

                            ACHIEVA DEVELOPMENT CORP.
                          (A EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)



3.   EXPLORATION RIGHTS

     a)   Ladue Mineral Claims, Alaska

          The Company has entered into an agreement to acquire, subject to a 1% net smelter return, a 100% interest in 62 claim blocks in the Tanana Uplands area of southern Alaska. The agreement provides for a cash payment of $10,000 (paid) and the issuance of 50,000 common shares as consideration for the acquisition of the claims (issued).

          The Company granted a company, related by a common director, the option to acquire 50% of its interest in the Ladue Mineral Claims. In order to earn its interest in the claims, the optionee must make a cash payment of $2,000 U.S. (paid), issue up to 100,000 common shares (50,000 common shares issued), and expend $50,000 U.S. on the property by September 30, 2001.

     b)   Mac and Dall Mineral Claims, Alaska

          The Company has acquired, by staking, a 50% interest in two claim group, each consisting of 20 mineral claims and 4 prospecting sites in the Tanana Uplands area of southern Alaska.

          During the year ended October 31, 2000, the Company abandoned its interest in these mineral claims.

     c)   Shaw Creek - Big Delta Quadrangle, Alaska

          The Company acquired, by staking, a 50% interest in 4 blocks of 24 prospecting sites located on Shaw Creek - Big Delta Quadrangle, Alaska.

          In addition, the Company signed a letter of intent, subject to regulatory approval, to acquire, subject to a 1.5% net smelter royalty, the other 50% interest in the above noted prospecting sites for the following consideration:

          -    U.S. $30,000 on signing
          -    200,000 shares

          During the year ended October 31, 2000, the Company abandoned its interest in these mineral claims.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)



3.   EXPLORATION RIGHTS (Continued)

     d)   Silver Ridge, B.C.

          The Company entered into an option agreement for the acquisition of a 70% interest in certain mineral claims located in the Revelstoke Mining District of B.C. In order to earn this interest, the Company must make cash payments totaling $107,800 ($13,800 paid to date) at set intervals over three years, must incur exploration expenditures totaling $490,000 at set intervals over four years, and must issue 200,000 shares in 50,000 share increments as work progresses on the property (50,000 shares issued to date).

          During the year ended October 31, 1999, the Company abandoned its interest in these mineral claims.


4.   LOANS PAYABLE

                                                                                           2000          1999
                                                                                       ----------------------------

    These loans are interest free and payable on demand                                $     5,720   $     97,188
                                                                                       ============================


5.   INCOME TAXES

     Income tax computed using the statutory income tax rate differs from the Company's effective tax rate primarily due to the following items:

                                                                       2000             1999             1998
                                                                  --------------------------------------------------

    Income tax expense at statutory rate                          $      10,159    $     (61,947)  $     (226,025)

    Permanent differences                                               (13,126)         (16,150)           -
    Change in deferred tax asset valuation allowance                      2,967           78,097          226,025
                                                                  --------------------------------------------------

    Provision for income taxes                                    $        -       $        -      $        -
                                                                  ==================================================

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)



5.   INCOME TAXES (Continued)

     Deferred tax assets consist of the following:

                                                                                     2000               1999
                                                                               ------------------------------------

    Net operating loss carryforwards                                           $        436,700   $       501,800
    Deferred tax asset valuation allowance                                             (436,700)         (501,800)
                                                                               ------------------------------------

    Net deferred tax asset                                                     $         -        $        -
                                                                               ====================================

     As at October 31, 2000, the Company has available tax loss carryforwards of approximately $949,000 which may be offset against future Canadian taxable income. The losses expire over the period to 2007.


6.   SHARE CAPITAL

     a) During the year ended October 31, 2000, the Company completed the private placement of 2,333,333 units at $0.15 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for the purchase of an additional common share at $0.15 per share for one year, or at $0.175 per share during the second year.

     b) Of the issued shares, 140,626 are held in escrow subject to approval for release by the regulatory authorities.

     c) As at October 31, 2000, the Company had outstanding incentive stock options for the purchase of up to 907,000 shares at $0.26 per share to July 16, 2003.