Form 20-F/A
period 2000-10-31
ACHIEVA DEVELOPMENT CORP/CAN
filed 2001-09-21
CIK 1117213

                                 FORM 20-F/A-1

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   ----------

                                       TO

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

     FOR THE FISCAL YEAR ENDED OCTOBER 31, 2000

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to
                               --------------    --------------

Commission file number 000-31085

                            ACHIEVA DEVELOPMENT CORP.
             ------------------------------------------------------
             (Exact name of Registrant as specified in its charter)

                            ACHIEVA DEVELOPMENT CORP.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

                            British Columbia, Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)

                       905 West Pender Street, Suite 201,
                       Vancouver, British Columbia V6C 3L6
                    ----------------------------------------
                    (Address of principal executive offices)

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
  Yes  X  No
      ---    ---

Indicate by check mark which financial statement item the registrant has elected
to follow:     Item 17  X  Item 18
                       ---         ---

                                TABLE OF CONTENTS

                                                                                                               Page
                                                                                                               ----

PART I............................................................................................................4

        ITEM 1.  DESCRIPTION OF BUSINESS..........................................................................4
               Business Development...............................................................................4
               History of Operation...............................................................................4
               Plan of Operation for Remainder of Fiscal Year 2001 and First Six Months of Fiscal Year 2002.......5
               Sales, Revenue and Capital.........................................................................5
               Risk Factors Relating to Mineral Exploration.......................................................6

        ITEM 2.  DESCRIPTION OF PROPERTIES.......................................................................10
               Ladue Mineral Claims..............................................................................10
                      Location and Access........................................................................10
                      The Company's Interest in the Ladue Mineral Claims.........................................11
                      History and Exploration Stage..............................................................12

        ITEM 3.  LEGAL PROCEEDINGS...............................................................................12

        ITEM 4.  CONTROL OF COMPANY..............................................................................12

        ITEM 5.  NATURE OF TRADING MARKET........................................................................13

        ITEM 6.  EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS..............................14

        ITEM 7.  TAXATION........................................................................................14
               Canadian Federal Income Tax Consequences..........................................................14
                      Dividend Distributions on Shares...........................................................14
                      Disposition of Shares......................................................................14
               United States Federal Income Tax Consequences.....................................................15
                      U.S. Holders...............................................................................15
                      Dividend Distributions on Shares of the Company............................................15
                      Foreign Tax Credit.........................................................................16
                      Disposition of Common Shares...............................................................16
                      Passive Foreign Investment Company Considerations..........................................16

        ITEM 8.  SELECTED FINANCIAL DATA.........................................................................18
               5 Year Analysis...................................................................................19
               Exchange Rates....................................................................................20

        ITEM 9.  Management's Discussion And Analysis Of Financial Condition And Results Of Operations...........20
               Liquidity And Capital Resources...................................................................20
               Results Of Operations.............................................................................22
                      Six Months ended April 30, 2001............................................................22
                      Three Months ended January 31, 2001........................................................23
                      Fiscal Year ended October 31, 2000 ........................................................23
                      Fiscal Year ended October 31, 1999.........................................................24
                      Fiscal Year ended October 31, 1998 ........................................................25

        ITEM 9A.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK.....................................25

        ITEM 10.  DIRECTORS AND OFFICERS OF THE REGISTRANT.......................................................26

        ITEM 11.  COMPENSATION OF DIRECTORS AND OFFICERS.........................................................26

        ITEM 12.  OPTIONS TO PURCHASE SECURITIES FROM THE REGISTRANT OR ITS SUBSIDIARIES.........................27
               Common Stock Options..............................................................................27
               Common Stock Purchase Warrants....................................................................28

        ITEM 13.  INTEREST OF MANAGEMENT IN CERTAIN TRANSACTIONS.................................................28

PART II..........................................................................................................29

        ITEM 14.  DESCRIPTION OF SECURITIES TO BE REGISTERED.....................................................29
               Common Shares.....................................................................................29
               Certain Corporate Law Considerations..............................................................29

PART III.........................................................................................................29

        ITEM 15.  DEFAULTS UPON SENIOR SECURITIES................................................................29

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

        ITEM 17.  FINANCIAL STATEMENTS...........................................................................30

        ITEM 18.  FINANCIAL STATEMENTS...........................................................................30

        ITEM 19.  FINANCIAL STATEMENTS AND EXHIBITS..............................................................30

        SIGNATURES...............................................................................................32

        FINANCIAL STATEMENTS....................................................................................F-1

                           CURRENCY AND EXCHANGE RATES

All dollar amounts set forth in this amended Annual Report are in Canadian dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian dollar, expressed in U.S. dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and (iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York.

                 Nine Months ended          Six Months ended
                       7/31/01                   4/30/01
                 -----------------          ----------------

End of Period          1.5303                    1.5356

High for
Period                 1.5789                    1.5789

Low for
Period                 1.4936                    1.4936

Average for
Period                 1.5356                    1.5463

                 Quarter-ended     Year-ended       Year-ended        Year-ended       Year-ended        Year-ended
                    1/31/01         10/31/00         10/31/99          10/31/98         10/31/97          10/31/96
                 -------------     ----------       ----------        ----------       ----------        ----------

End of Period        1.50             1.5310          1.4400             1.5375           1.4288           1.3697

High for
Period               1.5593           1.5310          1.5302             1.5770           1.4364           1.3815

Low for
Period               1.4948           1.4341          1.4440             1.4113           1.3357           1.3310

Average for
Period               1.5223           1.4752          1.4858             1.4836           1.3849           1.3638

                          GLOSSARY OF SIGNIFICANT TERMS

Certain terms and their usage used throughout this amended Annual Report are defined below:

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

Diamond Drilling   A variety of rotary drilling in which diamond bits are used as the rock cutting tool. It is a common method of prospecting for mineral deposits.

Displacement       Relative movement of the two sides of a fault.

Drilling Piercing a hole in rock. In exploration, drilling allows for samples of the rock to be taken.

Exploration        The search for mineral deposits up to discovery and includes the delineation of the deposit by means of drilling and sampling.

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

Ore A natural aggregate of one or more minerals or from which one or more minerals can be extracted.

Paleozoic era      The earliest era of the Phanerozoic Eon, marked by the
                   presence of marine invertebrates, fish, amphibians, insects and land plants.

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

     In 1996, South American Minerals, Inc., ("South American") acquired North American. In 1997, South American's common stock became listed on the NASD's Over-the-Counter Bulletin Board, and South American subsequently began negotiations with the Company to purchase the Company's 50% interest in the Guyana property. The Company sold its entire interest the Guyana property to South American in exchange for 300,000 shares of South American's restricted common stock on January 5, 1998. The sale was conditioned upon the agreement that no shares be released to the Company for one year from the date of the agreement and that thereafter 50,000 shares be released every three months up to the amount of 300,000 shares.

     South American has released all 300,000 shares of common stock to the Company pursuant to the agreement. The Company has sold 210,000 of these South American shares, resulting in a gain of $254,580 on proceeds on sale of $479,807. The Company retains the remaining 90,000 shares of South American common stock, and intends to sell these shares to generate additional working capital. In April 2001, South American common stock traded on the OTC Bulletin Board in the range of US$0.33-$0.55 per share.

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

SALES, REVENUE AND CAPITAL

     The Company has had no sales and has generated no revenue from its operations for the last five fiscal years, and the capital required to fund further exploration will come from proceeds from earlier sales of shares of common stock in South American, from the sales of additional shares of South American held by the Company, and from funds generated through sales of securities. Liquid working capital available at April 30, 2001 is $514,679 and the Company retains 90,000 shares of South American common stock available to generate additional working capital, if needed. The stock currently trades on the OTC Bulletin Board in the range of US$0.33-$0.55. On April 30, 2000, the Company completed a private placement of an aggregate of 2,333,333 units to eight persons. The private placement was submitted to, reviewed and approved by the Vancouver Stock Exchange. Each unit was priced at $0.15 and is comprised of one share of common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. The closing price of the Company's common stock at completion of the private placement was $0.30. The shares underlying the units and warrants were restricted securities, and therefore sold at a discount as permitted by British Columbia securities laws. The private placement generated immediate proceeds of approximately $350,000.00, to be available as additional working capital.

RISK FACTORS RELATING TO MINERAL EXPLORATION

The Company is subject to a number of significant risks associated with the exploration for gold and other precious minerals. The Company is also subject to significant risks because it is an exploration stage company and has never had sales nor generated revenue from its operations. The following discussion identifies various risks in these categories, some of which are discussed at greater length elsewhere herein. The order in which the various risks is discussed is not intended to indicate their relative importance or likelihood of occurrence. These factors should be kept in mind when reviewing all the information contained herein.

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

ITEM 2. DESCRIPTION OF PROPERTIES

Ladue Mineral Claims

Location and Access

     The Ladue Mineral Claims are situated in the State of Alaska near its Southeastern border with Canada, approximately 350 kilometers Southeast of Fairbanks. They are located in the Tanacross Quadrangle which also lies within the Tintina gold belt, between the Tintina and Denali faults. The claims are centered at about 63 degrees 26'20"N latitude and 141 degrees 19'25"W longitude.

     Access to the claims is made via helicopter from the city of Tok, Alaska or by four-wheel-drive along an old unmaintained track that begins five kilometers north of Tok on the Taylor Highway and extends Northeast to within one kilometer of the claims. The following map depicts the Ladue Mineral Claims and the area surrounding the Claims:

[IMAGE/GRAPHIC - SMALL-SCALE MAP INDICATING ONLY THE LOCATION AND ACCESSIBILITY OF THE LADUE MINERAL CLAIMS.]

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

     An evaluation of the results from the Company's 1998 exploration program indicates that a large area of anomalous gold-in-rock and stream silt values, measuring approximately 1,000 by 1,000 meters is worthy of further exploration. Additional work is recommended to fully assess the potential of the Ladue Mineral Claims to host a large mineralized area that warrants a grid controlled geochemical anomaly to determine the most favorably mineralized targets for trench surface sampling, core sampling or other methods used in the exploration stage. The exploration program with an estimated cost of US$67,000.00 would include creation of a grid followed by grid-controlled soil geochemistry sampling covering the area of anomalous gold-in-rock and stream silt values on the eastern side of Chicken Creek, stream silt sampling. Soil samples should be collected, using soil drills, at depths below any pale colored ash or clay layers, and anomalous target areas within the grid, outlined by grid soil sampling, should be exposed to bedrock by blasting or hand trenching. The exploration would also focus on detailed geological mapping, prospecting and lithogeochemical sampling of incised drainages, gullies and bedrock exposures which yield anomalous gold values to determine their significance regarding controls on mineralization.

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

                                 COMMON SHARES (in thousands)
          IDENTITY OF
         PERSON & GROUP                   QUANTITY         %
         --------------                  ----------      ------

James P. Bryce                            1,921,344      13.71%
Directors & Officers as a Group (n1)      1,921,834      13.72%
Total outstanding (at (7/24/01)          14,007,350        100%


----------

n1   Consists of James P. Bryce and Raymond Roland.

ITEM 5. NATURE OF TRADING MARKET

     The Company's common shares have traded on the Canadian Venture Exchange ("CDNX"), formerly known as the Vancouver Stock Exchange, in Vancouver, British Columbia, Canada, since 1987 and currently trade under the symbol "AHE" with CUSIP number 00447B106.

     The table below lists the high and low sales prices on the CDNX for shares of the Company's common stock for each quarter in each of the Company's last two completed fiscal years, and for the three quarters of the Company's current fiscal year 2001. The high, low and closing of the Company's stock on the CDNX on July 31, 2001 was $0.23, $0.21, and $0.21 per share, respectively.

                                           HIGH                   LOW
QUARTER ENDED

7/31/01                                    .43                    .20
4/30/01                                    .65                    .26
1/31/01                                    .30                    .14
10/31/00                                   .61                    .27
7/31/00                                    .89                    .31
4/30/00                                    .80                    .36
1/31/00                                    .50                    .11
10/31/99                                   .20                    .14
7/31/99                                    .71                    .14
04/30/99                                   .55                    .30
01/31/99                                   .65                    .36

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

ITEM 7. TAXATION

     The following discussion is not intended to be, nor should it be construed to be, legal or tax advice to any holder or prospective holder of common stock of the Company and no opinion or representation with respect to the United States or Canadian Federal Income tax consequences to any such holder or prospective holder is made. Accordingly, holders and prospective holders of common stock of the Company should consult their own tax advisors about the federal, state, local and foreign tax consequences of purchasing, owning and disposing of common stock of the Company.

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

                  UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

     The following is a discussion of United States Federal income tax consequences, under current law, generally applicable to a U.S. Holder (as defined below) of common stock of the Company who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local or foreign tax consequences (See "Certain Canadian Federal Income Tax Considerations" above).

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

ITEM 8. SELECTED FINANCIAL DATA

     The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition - Results of Operations" and the Company's consolidated financial statements. The selected financial data is not necessarily indicative of the Company's future results of operations or financial condition, and should be read in conjunction with Item 9. "Management's Discussion and Analysis of Financial Condition and Results of Operations."

     The Company's 2000 and 1999 consolidated financial statements, its consolidated financial statements for the six months ended April 30, 2001, its consolidated financial statements for the three months ended January 31, 2001, and information presented below for 1998, have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal years 1996-1997 have been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.

                              SIX           THREE
                            MONTHS         MONTHS                            YEAR                             YEAR           YEAR
                             ENDED          ENDED                           ENDED                            ENDED          ENDED
                             APRIL         JANUARY        YEAR ENDED       OCTOBER        YEAR ENDED        OCTOBER        OCTOBER
                           30, 2001       31, 2001     OCTOBER 31, 2000    31, 1999    OCTOBER 31, 1998     31, 1997       31, 1996
                         ------------   ------------   ----------------   ----------   ----------------    ----------    ----------

INCOME STATEMENT

    Interest and
      other income        $    21,415   $      7,152     $     27,136             --               --              --            --
    Operating
    Expense               $    91,038   $    (48,996)    $    124,190     $ (275,109)      $ (183,049)     $  (14,751)   $ (126,410)

    Gain on Sale of
       Investments                 --             --     $    114,138     $  140,442               --              --            --

    Gain on sale
       of exploration
       project                     --             --               --             --       $  321,750              --            --

    Net Income (Loss)     $   (69,623)  $    (41,844)    $     17,084     $ (134,667)      $  138,701      $  (14,751)   $ (126,410)

    Net Income (Loss)
      per share           $     (0.01)  $      (0.01)    $       0.01     $    (0.01)      $     0.02      $    (0.01)   $    (0.01)

BALANCE SHEET DATA


    Investments           $    37,070   $     52,770     $     76,400     $  439,183       $  321,750              --            --

    Other assets          $   758,506   $    783,754     $    795,244     $   96,458       $   42,321      $   63,630    $   19,568


    Total Assets          $   795,576   $    836,524     $    871,644     $  535,641       $  364,071      $   63,630    $   19,568

    Long Term Debt                 --             --              --            --               --                --    $   17,202

    Shareholders'
      Equity
      (Deficiency)        $   752,992   $    782,871     $    855,453     $  435,333       $  318,764      $  (52,439)   $  (67,686)

    Common Shares
      Outstanding          14,007,350     14,007,350       14,007,350      9,947,350        9,877,350       8,160,683     8,160,683

     Under United States generally accepted accounting principles, the Company would be considered a development stage company since its inception. Throughout the periods indicated, the Company had no redeemable preferred shares outstanding and declared no cash dividends on its common shares.

EXCHANGE RATES

     Unless otherwise indicated herein, all dollar amounts in this amended Annual Report are expressed in Canadian dollars. Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. As of July 23, 2001, one United States dollar was equal to approximately 1.5450 Canadian dollars. The rate of exchange reflects the noon buying rate in New York City for cable transfers in Canadian Dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The table below sets forth the rate of exchange for the Canadian Dollar at the end of each of the five most recent fiscal years ended October 31, six months ended April 30, 2001 and three months ended January 31, 2001, the average rates for the year, and the range of high and low rates for each year, and the number of Canadian Dollars required under that formula to buy one United States Dollar.

                           US. DOLLAR/CANADIAN DOLLAR

                                         Average        High          Low        Close
                                         -------        ----          ---        -----
Nine Months Ended July 31, 2001           1.5356       1.5781       1.4936      1.5303
Six Months Ended April 30, 2001           1.5463       1.5781       1.4936      1.5356
Three Months Ended January 31, 2001       1.5223       1.5593       1.4948      1.50
2000                                      1.4752       1.5310       1.4341      1.5310
1999                                      1.4858       1.5302       1.4440      1.4400
1998                                      1.4836       1.5770       1.4113      1.5375
1997                                      1.3849       1.4364       1.3357      1.4288
1996                                      1.3638       1.3815       1.3310      1.3697


ITEM 9. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The Company's 2000 and 1999 consolidated financial statements, consolidated financial statements for the six months ended April 30, 2001 and consolidated financial statements for the three months ended January 31, 2001 have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal years 1996-1997 have been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.


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

     The Company has liquid working capital of approximately $514,679. The Company also retains 90,000 shares of South American which currently trades in the range of US$0.33-$0.55, and which is available for immediate liquidation to be used as working capital.

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

     Other than the current liquid working capital, the private placement funds and the South American common stock, there is no additional source of funds to sustain continued or planned capital expenditures. Management believes that the information set forth in Item 1 regarding the description of the business and plan of operations for the remainder of fiscal year 2001 and the first six months of 2002 describes the Company's projected operations and capital expenditures.

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

     The following table sets forth the consideration received for the issuance of equity securities for cash, property and services during the years ended October 31, 1999 and 2000, for the three months ended January 31, 2001, and for the six months ended April 30, 2001.






                          Six           Three
                          months        months                    Year ended
                          ended         ended                     October 31,
                          April 30,     January 31,  ------------------------------------
                          2001          2001              2000                 1999
                          ---------     ----------   ---------------      ---------------
Cash                             --             --   $       648,934(1)   $         5,200(2)
Debt Conversion                  --             --                --                   --
Property                         --             --                --      $        21,500(3)
Finder's Fees                    --             --                --                   --
Debt Settlement                  --             --                --                   --


----------

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

FOR THE SIX MONTHS ENDED APRIL 30, 2001

     During the six months ended April 30, 2001, the Company continued exploration of the Ladue Mineral Claims.

     The Company incurred a net loss of $69,623 ($0.01 net loss per share) for the six months ended April 30, 2001, compared with net income of $71,764 ($0.01 net income per share) for the six months ended April 30, 2000. Income per share was calculated on the basis of 14,007,350 shares outstanding for the six months ended April 30, 2001 and 10,005,683 shares outstanding for the six months ended April 30, 2000. The change in net income is primarily attributable to a gain on sale of investments of $114,581 during the six months ended April 30, 2000.

     Option payments and exploration costs were $3,445 for the six months ended April 30, 2001, compared to $7,139 for the same period ended April 30, 2000. This decrease is attributable to a decrease in exploration costs due to the Company's abandonment of its interests in certain mineral properties. Professional fee expense was $61,719 for the six months ended April 30, 2001, compared to $14,358 for the six months ended April 30, 2000. This increase is attributed to legal and accounting fees related to preparation of the Company's registration statement on Form 20-F.

         During March and April 2001, the Company provided two bridge loans in the aggregate amount of US$150,000 (approximately CDN$230,034 as of April 30, 2001) to LineShark Communications, Inc. ("LineShark"), a Delaware corporation which provides Internet and wireless communications services in South Florida, to fund LineShark's operations pending completion of a private placement equity financing by LineShark, with the repayment of the notes stated as a use of proceeds from the offering. US$100,000 was loaned in March, US$50,000 was loaned in April and the Company was issued promissory notes from LineShark for the amounts due. Each note has a three month term, earns interest at 10% per annum, payable in arrears at maturity, and 18% per annum on any unpaid balance of interest and principal upon default. Repayment of the notes was guaranteed by a non-affiliated third party on behalf of LineShark. Due to weakness in the telecommunications sector, LineShark subsequently withdrew its private placement without selling any securities. The notes have matured and LineShark is in default on the notes.

     On August 6, 2001, LineShark, as a debtor in possession, filed a voluntary petition for Chapter 11 (reorganization) protection in the United States Bankruptcy Court, Middle District of Florida, Tampa Division (case no. 01-14662-8C1). The Company has negotiated a payment plan with the guarantor and amounts due and owing will be paid to the Company in 12 equal monthly installments, commencing November 15, 2001.

     At the time they were made, the loans were deemed an appropriate short-term investment of a portion (approximately 33%) of the Company's cash on hand.

     As additional consideration for making the loans, LineShark had issued to the Company 300,000 shares of its common stock, warrants to purchase 375,000 shares of its common stock at US$0.40 per share and warrants to purchase 375,000 shares of its common stock at US$0.80 per share. Considering LineShark's bankruptcy filing, the Company does not presently anticipate exercising the warrants. The 300,000 shares of LineShark represent ownership of approximately 11% of the outstanding equity of LineShark.


FOR THE THREE MONTHS ENDED JANUARY 31, 2001

     During the three months ended January 31, 2001, the Company continued exploration of the Ladue Mineral Claims.

     The Company incurred a net loss of $41,844 ($0.01 net loss per share) for the three months ended January 31, 2001, compared with net income of $86,165 ($0.01 net income per share) for the three months ended January 31, 2000. Income per share was calculated on the basis of 14,007,350 shares outstanding for the three months ended January 31, 2001 and 9,947,350 shares outstanding for the three months ended January 31, 2000. The change in net income is primarily attributable to a gain on sale of investments of $105,066 during the three months ended January 31, 2000.

     Option payments and exploration costs were $3,445 for the three months ended January 31, 2001 compared to $149 for the three months ended January 31, 2000. The increase in option payments and exploration costs is attributable to state and local filing fees related to the Company's exploration programs. Professional fee expense was $37,589 for the three months ended January 31, 2001, compared to $6,584 for the three months ended January 31, 2000. This increase is attributed to legal and accounting fees related to preparation of the Company's registration statement on Form 20-F.

FOR THE YEAR ENDED OCTOBER 31, 2000

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

On April 30, 2000, the Company completed a private placement of an aggregate of 2,333,333 units to eight persons. The private placement was submitted to, reviewed and approved by the Vancouver Stock Exchange. Each unit was priced at $0.15 and is comprised of one share of common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. The closing price of the Company's common stock at completion of the private placement was $0.30. The shares underlying the units and warrants were restricted securities, and therefore sold at a discount as permitted by British Columbia securities laws. The private placement generated immediate proceeds of approximately $350,000.00, to be available as additional working capital.

     The Company had net income of $17,084 ($0.01 net income per share) for the fiscal period ended October 31, 2000, compared with a net loss of $134,667 ($0.01 per share loss) for the fiscal period ended October 31, 1999. Income per share was calculated on the basis of 11,780,286 shares outstanding for fiscal 2000 and 9,780,834 shares outstanding for fiscal 1999. The change in net income from fiscal year 1999 to fiscal year 2000 are primarily attributable to a decrease in option payments and exploration costs, which were a $4,530 credit in fiscal year 2000 compared to an expense of $210,012 in fiscal year 1999 and $137,284 in fiscal year 1998. The decrease in option payments and exploration costs ($23,357 in fiscal year 2000) is primarily attributable to the Company's abandonment of interests in certain mineral properties and is also attributable to a credit ($27,889) related to the Company's receipt of cash and 50,000 shares of Luminex Ventures, Inc. ("Luminex") common stock pursuant to the November 23, 1999 agreement between the Company and Luminex, wherein the Company granted Luminex an option to acquire a 50% interest in the Ladue Mineral Claims.

     Professional fee expense was $73,273 in fiscal year 2000, compared to $16,241 in fiscal year 1999. This increase is attributed to legal and accounting fees related to preparation of the Company's registration statement on Form 20-F.

     The Company incurred a management fee and compensation expense of $5,000 in fiscal year 2000 compared to $0 in fiscal year 1999. This expense was related to the issuance of 83,333 units valued at $0.18 per unit at a price of $0.15 to a director.

FOR THE YEAR ENDED OCTOBER 31, 1999

     The Company incurred a net loss of $134,667 ($0.01 per share loss) for the fiscal year ended October 31, 1999, compared with $ $138,701 ($0.02 net income per share) in fiscal 1998. Per share income was calculated on the basis of 9,780,834 shares outstanding for fiscal 1999 and 8,452,751 shares outstanding for fiscal 1998. The Company also reported an operating expense increase of $92,060 to $275,109 for fiscal year 1999 compared with operating expense of $183,049 for fiscal year 1998. These figures do not represent any significant change in operations, but are the result of additional mineral exploration costs in the Phase I and Phase II exploration of the Shaw Creek property in 1999. For fiscal year 1999, the Company sold South American stock realizing a gain of $140,442.00, and for fiscal year 1998 recognized a gain of $321,750 on the sale of its South American mineral property.

     In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $321,750 gain on the sales of mineral property was related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1999 the Company wrote off the Silver Ridge property as an abandonment and acquired certain interests in the Shaw Creek Claims, the Ladue Mineral Claims and the Mac & Dall Mineral Claims for an initial investment of $134,230.00. See Item 2. "Description of Properties" for a more comprehensive explanation of the property interest held by the Company as well as the conditions required to maintain exploration rights to the properties.

FOR THE YEAR ENDED OCTOBER 31, 1998

     The Company had net income of $138,701 ($0.02 net income per share) for the fiscal year ended October 31, 1998, compared with $52,502.00 ($0.01 per share loss) in fiscal 1997. Loss per share was calculated on the basis of 8,452,751 shares outstanding for fiscal 1998 and 8,160,683 shares outstanding for fiscal 1997. During 1997 the Company incurred minimal exploration costs as it did not engage in any significant mineral property exploration. In fiscal 1998 the Company significantly increased its mineral exploration program. Accordingly, the Company reported an increase in operating expenses of $130,547 to $183,049 for fiscal year 1998 compared with operating expense of $52,502.00 for fiscal year 1997.

     In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $ $321,750 gain on the sale of mineral property in fiscal year 1998 was related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1997 the Company held mineral property investments of $630,060.00 consisting of the consideration paid through fiscal year 1997 and the expenditures (net of recovery) on the Tamakay, Guyana property pursuant to the joint venture agreement with South American.

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


     The names of each of the Company's executive officers, who serve at the discretion of the Company's board of directors, and the dates from each has served the Company, are set forth below. The business address of each officer and director is 905 West Pender Street, Suite 201, Vancouver, British Columbia V6C 3L6.

         Name                                                        Served Since
         ----                                                        ------------
         James P. Bryce      President and Chief Executive Officer     Sept. 1996
         George Anagnost     Secretary                                April  2000

     JAMES P. BRYCE, age 69, has served as president, chief executive officer and a director of the Company since 1996, is a resident of British Columbia, Canada. Between 1965 and 1995, Mr. Bryce developed substantial expertise in management as an owner and operator of private golf courses in Canada and the United States. Mr. Bryce is currently retired from golf course development and spends 90% of his time on the affairs of the Company.

     GEORGE ANAGNOST, age 50, a member of the board of directors of the Company since 1998, is a resident of Colorado, United States. Mr. Anagnost has over 20 years experience in corporate finance, including serving as the syndicate manager and a member of the corporate department of RAF Financial Corporation. He has also served as an officer and director of Environmental Construction Products International, Inc., a publicly traded company engaged in manufacturing home construction material. Mr. Anagnost presently serves as an officer of the Company holding the position of Secretary. He spends approximately 10% of his time on the affairs of the Company. Mr. Anagnost is an independent business development consultant.

     RAYMOND ROLAND, age 59, a member of the board of directors of the Company since November 2000, is a resident of British Columbia, Canada. Since September 1996, Mr. Roland has served as the president of Financial Services Limited, which provides financial consulting services to corporations. Mr. Roland was employed as a senior manager at the Royal Bank of Canada from December 1989 through October 1996. Mr. Roland spends 25% of his time on the affairs of the Company.

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

     The total compensation paid or accrued directly or indirectly by the Company to its directors and officers during the Company's last three fiscal year for services rendered is as follows:

                                          SALARY       BONUS        LONG-TERM COMPENSATION       ALL OTHER
NAME AND POSITION           YEAR            ($)         ($)         OPTIONS/SARS GRANTED(#)     COMPENSATION

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

                                                                                         Value of
                                                                    Unexercised       Unexercised in
                        Securities Acquired     Aggregate Value    Options/SARs      the money Options
Name                       On Exercise             Realized         At FY end         SARs at FY end
----                    -------------------     ---------------    -----------       -----------------

James Bryce,                    Nil                    Nil             275,000              $ 2,750

President

directors and                  60,000                $17,700           447,000              $4,470
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

PART III

ITEM 15. DEFAULTS UPON SENIOR SECURITIES

     None.

ITEM 16. CHANGES IN SECURITIES AND CHANGES IN SECURITY FOR REGISTERED SECURITIES

     None.

PART IV

ITEM 17. FINANCIAL STATEMENTS

     The Company has furnished the following financial statements pursuant to the filing requirements herein beginning on page F-1: Unaudited Balance Sheet at April 30, 2001, Unaudited Statements of Operations and Deficit for the Six Months Ended April 30, 2001, Unaudited Statements of Cash Flows for the Six Months Ended April 30, 2001, Unaudited Balance Sheet at January 31, 2001, Unaudited Statements of Operations and Deficit for the Three Months Ended January 31, 2001, Unaudited Statements of Cash Flows for the Three Months Ended January 31, 2001, Audited Balance Sheets of the Company as at October 31, 1999 and October 31, 2000: Audited Statements of Operations and Deficit for Fiscal Years Ended October 31, 1998, 1999 and 2000; Audited Statement of Stockholders' Equity for Fiscal Years Ended October 31, 1998, 1999 and 2000; and Audited Statement of Cash Flows Fiscal Years Ended October 31, 1998, 1999 and 2000.

     These financial statements are expressed in Canadian Dollars and were prepared in accordance with United States generally accepted accounting principles.

ITEM 18. FINANCIAL STATEMENTS

     Not applicable. See Item 17. "Financial Statements."

ITEM 19. FINANCIAL STATEMENTS AND EXHIBITS

(A) FINANCIAL STATEMENTS

          The Company has furnished the following financial statements pursuant to the filing requirements herein beginning on page F-1: Unaudited Balance Sheet at April 30, 2001, Unaudited Statements of Operations and Deficit for the Six Months Ended April 30, 2001, Unaudited Statements of Cash Flows for the Six Months Ended April 30, 2001, Unaudited Balance Sheet at January 31, 2001, Unaudited Statements of Operations and Deficit for the Three Months Ended January 31, 2001, Unaudited Statements of Cash Flows for the Three Months Ended January 31, 2001, Audited Balance Sheets of the Company as at October 31, 1999 and October 31, 2000: Audited Statements of Operations and Deficit for Fiscal Years Ended October 31, 1998, 1999 and 2000; Audited Statement of Stockholders' Equity for Fiscal Years Ended October 31, 1998, 1999 and 2000; and Audited Statement of Cash Flows Fiscal Years Ended October 31, 1998, 1999 and 2000.

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

                                   SIGNATURES

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this amended Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated this 21st day of September 2001.      ACHIEVA DEVELOPMENT CORP.



                                            By  /s/ James Bryce
                                                -------------------------------
                                                James Bryce, President, Chief
                                                Executive Officer and Director

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)

                                                                      ------------    ------------
                                                                        APRIL 30       OCTOBER 31
                                                                          2001            2000
                                                                      ------------    ------------

ASSETS

CURRENT
     Cash and cash equivalents                                        $    514,679    $    786,574
     Goods and Services Tax recoverable                                      3,215           1,551
     Loan receivable                                                         5,200           5,200
                                                                      ------------    ------------
                                                                           523,094         793,325

Office Furniture, AT COST LESS ACCUMULATED DEPRECIATION                      1,687           1,919
INVESTMENTS                                                                 37,070          76,400
LOANS RECEIVABLE (Note 2)                                                  233,725              --
EXPLORATION RIGHTS                                                              --              --
                                                                      ------------    ------------

                                                                      $    795,576    $    871,644
                                                                      ============    ============

LIABILITIES

CURRENT
     Accounts payable                                                 $     36,864    $     10,471
     Loans payable                                                           5,720           5,720
                                                                      ------------    ------------
                                                                            42,584          16,191
                                                                      ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
     100,000,000 Common voting shares, no par value
     100,000,000 Class A preference non-voting shares, par value
        $10 each
     100,000,000 Class B preference non-voting shares, par value
        $50 each
  Issued and Outstanding:
      14,007,350 (of which 140,626 shares are held in escrow)
        at April 30, 2001 and October 31, 2000                           3,455,143       3,455,143

ACCUMULATED DEFICIT                                                     (2,642,951)     (2,573,328)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                              (59,200)        (26,362)
                                                                      ------------    ------------
                                                                           752,992         855,453
                                                                      ------------    ------------

                                                                      $    795,576    $    871,644
                                                                      ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)


                                                               ----------------------------    ------------
                                                                                                INCEPTION
                                                                                                JANUARY 10
                                                                     SIX MONTHS ENDED             1986 TO
                                                                         APRIL 30                APRIL 30
                                                                   2001            2000            2001
                                                               ------------    ------------    ------------

INTEREST AND OTHER INCOME                                      $     21,415    $      6,716    $    107,296
                                                               ------------    ------------    ------------

EXPENSES
     Depreciation                                                       232             311          35,125
     Interest                                                           992              --          36,585
     Option payments and exploration costs                            3,445           7,137       1,313,267
     Office, telephone, rent and sundry                              18,972          23,041         589,294
     Professional fees                                               61,719          14,358         383,206
     Regulatory authorities and transfer agent                        5,678           4,686         142,309
     Management fees                                                     --              --         281,450
     Consulting                                                          --              --         132,406
     Travel                                                              --              --         101,214
                                                               ------------    ------------    ------------
                                                                     91,038          49,533       3,014,856
                                                               ------------    ------------    ------------
                                                                    (69,623)        (42,817)     (2,907,560)

GAIN ON SALE OF INVESTMENTS                                              --         114,581         254,580
GAIN ON SALE OF EXPLORATION PROJECT                                      --              --         321,750
WRITE OFF OF INVESTMENT IN CONSOLIDATED
  BANK SERVICES INC                                                      --              --        (253,903)
LOSS ON DISPOSAL OF OFFICE FURNITURE                                     --              --         (17,818)
WRITE OFF OF MARKETING RIGHTS                                            --              --         (40,000)
                                                               ------------    ------------    ------------

NET INCOME (LOSS) FOR THE PERIOD                                    (69,623)         71,764    $ (2,642,951)
                                                                                               ============

DEFICIT, BEGINNING OF PERIOD                                     (2,573,328)     (2,590,412)
                                                               ------------    ------------

DEFICIT, END OF PERIOD                                         $ (2,642,951)   $ (2,518,648)
                                                               ============    ============

NET INCOME (LOSS) PER SHARE                                    $      (0.01)   $       0.01
                                                               ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
                                                                 14,007,350      10,005,683
                                                               ============    ============

COMPREHENSIVE INCOME (LOSS)
     Net income (loss) for the period                          $    (69,623)   $     71,764
     Foreign currency translation adjustment                          6,492           5,035
     Unrealized gain (loss) on investments                          (39,330)       (144,290)
                                                               ------------    ------------

TOTAL COMPREHENSIVE INCOME (LOSS)                              $   (102,461)   $    (67,491)
                                                               ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)

                                                                       ----------------------------    ------------
                                                                                                        INCEPTION
                                                                                                        JANUARY 10
                                                                            SIX MONTHS ENDED             1986 TO
                                                                                APRIL 30                 APRIL 30
                                                                          2001             2000            2001
                                                                       ------------    ------------    ------------
CASH FLOW FROM OPERATING ACTIVITIES
     Net income (loss) for the period                                  $    (69,623)   $     71,764    $ (2,642,951)
                                                                       ------------    ------------    ------------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Shares issued for other than cash                                           --              --         445,007
     Shares received as an option payment                                        --              --         (25,000)
     Depreciation                                                               232             311          35,125
     Gain on sale of investment                                                  --        (114,581)       (254,580)
     Gain on sale of exploration project                                         --              --        (321,750)
     Write off of investment in Consolidated Bank Services Inc.                  --              --         253,903
     Loss on disposal of office furniture                                        --              --          17,818
     Write off of marketing rights                                               --              --          40,000
     Change in Goods and Services Tax recoverable                            (1,664)           (536)         (3,215)
     Change in loan receivable                                                   --              --          (5,200)
     Change in accounts payable                                              26,393           9,948          36,864
                                                                       ------------    ------------    ------------
TOTAL ADJUSTMENTS                                                            24,961        (104,858)        218,972
                                                                       ------------    ------------    ------------
NET CASH USED IN OPERATING ACTIVITIES                                       (44,662)        (33,094)     (2,423,979)
                                                                       ------------    ------------    ------------

CASH FLOW FROM INVESTING ACTIVITIES
     Office furniture                                                            --              --         (54,630)
     Change in loans receivable                                            (233,725)             --        (233,725)
     Investment in Consolidated Bank Services Inc.                               --              --        (253,903)
     Marketing rights                                                            --              --         (40,000)
                                                                       ------------    ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                                      (233,725)             --        (582,258)
                                                                       ------------    ------------    ------------

CASH FLOW FROM FINANCING ACTIVITIES
     Issue of shares for cash                                                    --         350,000       3,010,134
     Loans payable                                                               --         (97,188)          5,720
     Proceeds on sale of investment                                              --         227,194         479,807
                                                                       ------------    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        --         480,006       3,495,661
                                                                       ------------    ------------    ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                       6,492           5,035          25,255
                                                                       ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS                       (271,895)        451,947         514,679

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              786,574          93,353              --
                                                                       ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                               $    514,679    $    545,300    $    514,679
                                                                       ============    ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTE TO FINANCIAL STATEMENTS

                                 APRIL 30, 2001
                          (STATED IN CANADIAN DOLLARS)

1. BASIS OF PRESENTATION

     The financial statements as of April 30, 2001 included herein have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the October 31, 2000 audited financial statements and notes thereto.


2. LOANS RECEIVABLE

                                                                                     APRIL 30      OCTOBER 31
                                                                                       2001           2000
                                                                                   ------------   ------------

Repayable on June 16, 2001 with interest at 10% per annum to June 16, 2001
  and at 18% per annum thereafter                                                  $    155,850   $         --

Repayable on July 27, 2001 with interest at 10% per annum to July 27, 2001
  and at 18% per annum thereafter                                                        77,875             --

As additional consideration for the loans, the borrower has agreed to issue to the Company 300,000 common shares and warrants to purchase an additional 375,000 common shares at $0.40 per share, and a further 375,000 common shares at $0.80 per share
                                                                                   ------------   ------------

                                                                                   $    233,725   $         --
                                                                                   ============   ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)

                                                                                 ------------    ------------
                                                                                  JANUARY 31      OCTOBER 31
                                                                                     2001            2000
                                                                                 ------------    ------------

ASSETS

CURRENT
     Cash and cash equivalents                                                   $    775,682    $    786,574
     Goods and Services Tax recoverable                                                 1,069           1,551
     Loan receivable                                                                    5,200           5,200
                                                                                 ------------    ------------
                                                                                      781,951         793,325

Office Furniture, AT COST LESS ACCUMULATED DEPRECIATION                                 1,803           1,919
INVESTMENTS                                                                            52,770          76,400
EXPLORATION RIGHTS                                                                         --              --
                                                                                 ------------    ------------

                                                                                 $    836,524    $    871,644
                                                                                 ============    ============
LIABILITIES

CURRENT
     Accounts payable                                                            $     47,933    $     10,471
     Loans payable                                                                      5,720           5,720
                                                                                 ------------    ------------
                                                                                       53,653          16,191
                                                                                 ------------    ------------
SHAREHOLDERS' EQUITY

SHARE CAPITAL
  Authorized:
     100,000,000 Common voting shares, no par value
     100,000,000 Class A preference non-voting shares, par value $10 each
     100,000,000 Class B preference non-voting shares, par value $50 each
  Issued and Outstanding:
        14,007,350 (of which 140,626 shares are held in escrow)
        at January 31, 2001 and October 31, 2000                                    3,455,143       3,455,143

ACCUMULATED DEFICIT                                                                (2,615,172)     (2,573,328)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                                         (57,100)        (26,362)
                                                                                 ------------    ------------
                                                                                      782,871         855,453
                                                                                 ------------    ------------

                                                                                 $    836,524    $    871,644
                                                                                 ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)

                                                             ----------------------------    ------------
                                                                                               INCEPTION
                                                                                              JANUARY 10
                                                                  THREE MONTHS ENDED            1986 TO
                                                                      JANUARY 31              JANUARY 31
                                                               2001                 2000         2001
                                                             ------------    ------------    ------------

INTEREST AND OTHER INCOME                                    $      7,152    $         --    $     93,033
                                                             ------------    ------------    ------------

EXPENSES
     Depreciation                                                     116             171          35,009
     Interest                                                         160              86          35,753
     Option payments and exploration costs                          3,445             149         683,207
     Office, telephone, rent and sundry                             5,802           9,502         576,124
     Professional fees                                             37,589           6,584         359,076
     Regulatory authorities and transfer agent                      1,884           2,409         138,515
     Management fees                                                   --              --         276,450
     Consulting                                                        --              --         132,406
     Travel                                                            --              --         101,214
                                                             ------------    ------------    ------------
                                                                   48,996          18,901       2,337,754
                                                             ------------    ------------    ------------
                                                                  (41,844)        (18,901)     (2,244,721)

GAIN ON SALE OF INVESTMENTS                                            --         105,066         254,580
LOSS ON SALE OF MINERAL PROPERTY                                       --              --        (308,310)
WRITE OFF OF INVESTMENT IN CONSOLIDATED
  BANK SERVICES INC                                                    --              --        (253,903)
LOSS ON DISPOSAL OF OFFICE FURNITURE                                   --              --         (17,818)
WRITE OFF OF MARKETING RIGHTS                                          --              --         (40,000)
                                                             ------------    ------------    ------------

NET INCOME (LOSS) FOR THE PERIOD                                  (41,844)         86,165    $ (2,610,172)
                                                                                             ============

DEFICIT, BEGINNING OF PERIOD                                   (2,573,328)     (2,590,412)
                                                             ------------    ------------

DEFICIT, END OF PERIOD                                       $ (2,615,172)   $ (2,504,247)
                                                             ============    ============

NET INCOME (LOSS) PER SHARE                                  $      (0.01)   $       0.01
                                                             ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING                  14,007,350       9,947,350
                                                             ============    ============

COMPREHENSIVE INCOME (LOSS)
     Net income (loss) for the period                        $    (41,844)   $     86,165
     Foreign currency translation adjustment                       (7,108)            594
     Unrealized gain (loss) on investments                        (23,630)        (96,738)
                                                             ------------    ------------

TOTAL COMPREHENSIVE INCOME (LOSS)                            $    (72,582)   $     (9,979)
                                                             ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)

                                                                       ----------------------------    ------------
                                                                                                        INCEPTION
                                                                                                       JANUARY 10
                                                                            THREE MONTHS ENDED           1986 TO
                                                                                JANUARY 31              JANUARY 31
                                                                           2001            2000            2001
                                                                       ------------    ------------    ------------

CASH FLOW FROM OPERATING ACTIVITIES
     Net income (loss) for the period                                  $    (41,844)   $     86,165    $ (2,615,172)
                                                                       ------------    ------------    ------------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Shares issued for other than cash                                           --              --         445,007
     Shares received as an option payment                                        --              --         (25,000)
     Depreciation                                                               116             171          35,009
     Gain on sale of investment                                                  --        (105,066)       (254,580)
     Loss on sale of mineral property                                            --              --        (321,750)
     Write off of investment in Consolidated Bank Services Inc.                  --              --         253,903
     Loss on disposal of office furniture                                        --              --          17,818
     Write off of marketing rights                                               --              --          40,000
     Change in Goods and Services Tax recoverable                               482            (673)         (1,069)
     Change in loan receivable                                                   --              --          (5,200)
     Change in accounts payable                                              37,462           6,118          47,933
                                                                       ------------    ------------    ------------
TOTAL ADJUSTMENTS                                                            38,060         (99,450)        232,071
                                                                       ------------    ------------    ------------
NET CASH USED IN OPERATING ACTIVITIES                                        (3,784)        (13,285)     (2,383,101)
                                                                       ------------    ------------    ------------

CASH FLOW FROM INVESTING ACTIVITIES
     Office furniture                                                            --              --         (54,630)
     Reclamation bond                                                            --              --              --
     Exploration advance                                                         --              --              --
     Investment in Consolidated Bank Services Inc.                               --              --        (253,903)
     Marketing rights                                                            --              --         (40,000)
                                                                       ------------    ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                                            --              --        (348,533)
                                                                       ------------    ------------    ------------

CASH FLOW FROM FINANCING ACTIVITIES
     Issue of shares for cash                                                    --              --       3,010,134
     Share subscriptions received                                                --         262,500              --
     Loans payable                                                               --         (97,188)          5,720
     Proceeds on sale of investment                                              --         210,707         479,807
     Proceeds on sale of office furniture                                        --              --              --
                                                                       ------------    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                        --         376,019       3,495,661
                                                                       ------------    ------------    ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      (7,108)            594          11,655
                                                                       ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                            (10,892)        363,328         775,682

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD                              786,574          93,353              --
                                                                       ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF PERIOD                               $    775,682    $    456,681    $    775,682
                                                                       ============    ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTE TO FINANCIAL STATEMENTS

                                JANUARY 31, 2001
                          (STATED IN CANADIAN DOLLARS)



1. BASIS OF PRESENTATION

               The financial statements as of January 31, 2001 included herein have been prepared without audit. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. It is suggested that these financial statements be read in conjunction with the October 31, 2000 audited financial statements and notes thereto.

                                AUDITORS' REPORT




To the Shareholders of
Achieva Development Corp.

We have audited the balance sheets of Achieva Development Corp. (an exploration stage company) as at October 31, 2000 and 1999, and the statements of operations and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the years ended October 31, 2000, 1999 and 1998, and for the period from January 10, 1986 (inception) to October 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2000 and 1999, and the results of its operations and cash flows for the years ended October 31, 2000, 1999 and 1998, and for the period from January 10, 1986 (inception) to October 31, 2000, in accordance with United States generally accepted accounting principles applied on a consistent basis.


VANCOUVER, B.C.
                                                     MORGAN & COMPANY
       JANUARY 25, 2001                                   CHARTERED ACCOUNTANTS

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)

                                                                                 ----------------------------
                                                                                           OCTOBER 31
                                                                                     2000            1999
                                                                                 ------------    ------------

ASSETS
CURRENT
     Cash and cash equivalents                                                   $    786,574    $     93,353
     Goods and Services Tax recoverable                                                 1,551             563
     Loan receivable                                                                    5,200              --
                                                                                 ------------    ------------
                                                                                      793,325          93,916

Office Furniture, AT COST LESS ACCUMULATED DEPRECIATION                                 1,919           2,542
INVESTMENTS (Note 2)                                                                   76,400         439,183
EXPLORATION RIGHTS (Note 3)                                                                --              --
                                                                                 ------------    ------------

                                                                                 $    871,644    $    535,641
                                                                                 ============    ============

LIABILITIES
CURRENT
     Accounts payable                                                            $     10,471    $      3,120
     Loans payable (Note 4)                                                             5,720          97,188
                                                                                 ------------    ------------
                                                                                       16,191         100,308
                                                                                 ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)
  Authorized:
     100,000,000 Common voting shares, no par value
     100,000,000 Class A preference non-voting shares, par value $10 each
     100,000,000 Class B preference non-voting shares, par value $50 each
  Issued and Outstanding:
        14,007,350 (of which 140,626 shares are held in escrow)
        at October 31, 2000, and 9,947,350 (of which 140,626 shares are
        held in escrow) at October 31, 1999                                         3,455,143       2,801,209

ACCUMULATED DEFICIT                                                                (2,573,328)     (2,590,412)
ACCUMULATED OTHER COMPREHENSIVE INCOME                                                (26,362)        224,536
                                                                                 ------------    ------------
                                                                                      855,453         435,333
                                                                                 ------------    ------------

                                                                                 $    871,644    $    535,641
                                                                                 ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)


                                                     -------------------------------------------    ------------
                                                                                                     INCEPTION
                                                                                                     JANUARY 10
                                                                                                      1986 TO
                                                                YEAR ENDED OCTOBER 31                OCTOBER 31
                                                         2000            1999           1998            2000
                                                     ------------    ------------   ------------    ------------

INTEREST AND OTHER INCOME                            $     27,136    $         --   $         --    $     85,881
                                                     ------------    ------------   ------------    ------------

EXPENSES
     Depreciation                                             622             553            440          34,893
     Interest                                                 338             165            635          35,593
     Option payments and exploration costs                 (4,530)        210,012        137,284       1,309,822

     Office, telephone, rent and sundry                    41,385          38,517         24,867         570,322
     Professional fees                                     73,273          16,241          8,275         321,487
     Regulatory authorities and transfer agent              8,102           9,621         11,548         136,631

     Management fees and compensation                       5,000              --             --         281,450
     Consulting                                                --              --             --         132,406
     Travel                                                    --              --             --         101,214
                                                     ------------    ------------   ------------    ------------
                                                          124,190         275,109        183,049       2,923,818
                                                     ------------    ------------   ------------    ------------
                                                          (97,054)       (275,109)      (183,049)     (2,837,937)

GAIN ON SALE OF INVESTMENTS                               114,138         140,442             --         254,580
GAIN ON SALE OF EXPLORATION PROJECT                            --              --        321,750         321,750
WRITE OFF OF INVESTMENT IN CONSOLIDATED BANK
  SERVICES INC                                                 --              --             --        (253,903)
LOSS ON DISPOSAL OF OFFICE FURNITURE                           --              --             --         (17,818)
WRITE OFF OF MARKETING RIGHTS                                  --              --             --         (40,000)
                                                     ------------    ------------   ------------    ------------

NET INCOME (LOSS) FOR THE YEAR                             17,084        (134,667)       138,701    $ (2,573,328)
                                                                                                    ============

DEFICIT, BEGINNING OF YEAR                             (2,590,412)     (2,455,745)    (2,594,446)
                                                     ------------    ------------   ------------

DEFICIT, END OF YEAR                                 $ (2,573,328)   $ (2,590,412)  $ (2,455,745)
                                                     ============    ============   ============

NET INCOME (LOSS) PER SHARE                          $       0.01    $      (0.01)  $       0.02
                                                     ============    ============   ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
                                                       11,780,286       9,780,834      8,452,751
                                                     ============    ============   ============

COMPREHENSIVE INCOME (LOSS)
     Net income (loss) for the year                  $     17,084    $   (134,667)  $    138,701
     Foreign currency translation adjustment               19,983          (1,220)            --

     Unrealized gain (loss) on investments               (270,881)        171,506         54,250
                                                     ------------    ------------   ------------

TOTAL COMPREHENSIVE INCOME (LOSS)                    $   (233,814)   $     35,619   $    192,951
                                                     ============    ============   ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)
                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)

                                                                       --------------------------------------------    ------------
                                                                                                                        INCEPTION
                                                                                                                        JANUARY 10
                                                                                                                         1986 TO
                                                                                    YEAR ENDED OCTOBER 31               OCTOBER 31
                                                                           2000            1999            1998            2000
                                                                       ------------    ------------    ------------    ------------

CASH FLOW FROM OPERATING ACTIVITIES
     Net income (loss) for the year                                    $     17,084    $   (134,667)   $    138,701    $ (2,573,328)
                                                                       ------------    ------------    ------------    ------------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Shares issued for other than cash                                           --          21,500          12,500         445,007
     Shares received as an option payment                                   (25,000)             --              --         (25,000)
     Depreciation                                                               622             553             440          34,893
     Gain on sale of investment                                            (114,138)       (140,442)             --        (254,580)
     Gain on sale of exploration project                                         --              --        (321,750)       (321,750)
     Write off of investment in Consolidated Bank Services Inc.                  --              --              --         253,903
     Loss on disposal of office furniture                                        --              --              --          17,818
     Write off of marketing rights                                               --              --              --          40,000
     Change in Goods and Services Tax recoverable                              (988)           (183)          4,328          (1,551)
     Change in loan receivable                                               (5,200)             --              --          (5,200)
     Change in prepaid expenses                                                  --              --              --              --
     Change in accounts payable                                               7,351         (12,993)        (35,835)         10,471
                                                                       ------------    ------------    ------------    ------------
TOTAL ADJUSTMENTS                                                          (132,353)       (131,565)       (340,317)        194,011
                                                                       ------------    ------------    ------------    ------------
NET CASH USED IN OPERATING ACTIVITIES                                      (115,269)       (266,232)       (201,616)     (2,379,317)
                                                                       ------------    ------------    ------------    ------------

CASH FLOW FROM INVESTING ACTIVITIES
     Office furniture                                                            --          (1,342)             --         (54,630)
     Reclamation bond                                                            --           2,100          (2,100)             --
     Exploration advance                                                         --          34,735         (34,735)             --
     Investment in Consolidated Bank Services Inc.                               --              --              --        (253,903)
     Marketing rights                                                            --              --              --         (40,000)
                                                                       ------------    ------------    ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                                            --          35,493         (36,835)       (348,533)
                                                                       ------------    ------------    ------------    ------------

CASH FLOW FROM FINANCING ACTIVITIES
     Issue of shares for cash                                               648,933           5,200         250,000       3,010,134
     Loans payable                                                          (91,468)         67,994         (64,925)          5,720
     Proceeds on sale of investment                                         231,042         248,765              --         479,807
     Proceeds on sale of office furniture                                        --              --              --              --
                                                                       ------------    ------------    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                                   788,507         321,959         185,075       3,495,661
                                                                       ------------    ------------    ------------    ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                      19,983          (1,220)             --          18,763
                                                                       ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                            693,221          90,000         (53,376)        786,574

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                                 93,353           3,353          56,729              --
                                                                       ------------    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                                 $    786,574    $     93,353    $      3,353    $    786,574
                                                                       ============    ============    ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)


SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the year ended October 31, 2000, as part of a private placement, the Company issued 83,333 units to a director at a value of $0.18 per unit. Cash proceeds of $0.15 per unit were received, and an amount of $5,000 was charged to management fees and compensation representing the difference between the subscription price and the market value of the units.

During the year ended October 31, 1999, the Company issued 50,000 common shares at a deemed value of $0.43 per share as part consideration in the acquisition of the Ladue mineral claims in Alaska.

During the year ended October 31, 1998, the Company issued 50,000 shares at a deemed value of $0.25 per share as part consideration in the acquisition of the Silver Ridge mineral property.

During the year ended October 31, 1998, the Company disposed of an exploration project for 300,000 shares of South American Minerals Inc. having a fair market value of $321,750.

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                        STATEMENT OF STOCKHOLDERS' EQUITY
                          (STATED IN CANADIAN DOLLARS)



                                                                         ACCUMULATED
                                            NUMBER                          OTHER
                                             OF                         COMPREHENSIVE
                                            SHARES          AMOUNT          INCOME           DEFICIT           TOTAL
                                        -------------- ---------------- --------------- ------------------ ---------------
BALANCE, OCTOBER 31, 1997                    8,160,683    $ 2,512,009    $        --    $(2,594,446)   $   (82,437)

     Shares issued for cash                  1,666,667        250,000             --             --        250,000
     Shares issued for
       exploration project                      50,000         12,500             --             --         12,500
     Net income                                     --             --             --        138,701        138,701
     Unrealized gain on investments
       held for resale                              --             --         54,250             --         54,250
                                           -----------    -----------    -----------    -----------    -----------

BALANCE, OCTOBER 31, 1998                    9,877,350      2,774,509         54,250     (2,455,745)       373,014

     Shares issued for cash                     20,000          5,200             --             --          5,200
     Shares issued for mineral
       property                                 50,000         21,500             --             --         21,500
     Net loss                                       --             --             --       (134,667)      (134,667)

     Reclassification adjustment
       for realized gain included in
       net income                                   --             --        (18,246)            --        (18,246)
     Unrealized gain on
       investment held for resale                   --             --        189,752             --        189,752
     Translation adjustment                         --             --         (1,220)            --         (1,220)
                                           -----------    -----------    -----------    -----------    -----------

BALANCE, OCTOBER 31, 1999                    9,947,350      2,801,209        224,536     (2,590,412)       435,333

     Shares issued for cash                  4,060,000        653,934             --             --        653,934
     Net income                                     --             --             --         17,084         17,084

     Reclassification adjustment
       for realized gain included in
       net income                             (123,655)            --             --             --       (123,655)
     Unrealized loss on investments
       held for resale                              --             --       (147,226)            --       (147,226)
     Translation adjustment                         --             --         19,983             --         19,983
                                           -----------    -----------    -----------    -----------    -----------

BALANCE, OCTOBER 31, 2000                   14,007,350    $ 3,455,143    $   (26,362)   $(2,573,328)   $   855,453
                                           ===========    ===========    ===========    ===========    ===========

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

        vi)    Stock Based Compensation

                           The Company measures compensation cost for stock
               based compensation using the value method of accounting as prescribed by A.P.B. Opinion No. 25 - "Accounting for Stock Issued to Employees." The Company has adopted those provisions of Statement of Financial Accounting Standards 123 - "Accounting for Stock Based Compensation", which requires disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

        vii)   Loss per Share

                           Loss per share is based on the weighted aver number
               of common shares outstanding during the year, excluding escrowed shares. Since the Company's stock options and warrants are anti-dilutive, they have not been included in the calculation.

        viii)  Use of Estimates

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

        ix)    Financial Instruments

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

         x)   Non-Monetary Transactions

         Shares of common stock of the Company issued for non-monetary consideration are valued at the quoted market price per share at the close of trading on the day of completion of the transaction.

         xi)  Foreign Currency Translation

         Transactions recorded in United States dollars have been translated into Canadian dollars using the Temporal Method as follows:

              i) monetary items at the rate prevailing at the balance sheet date;

              ii) non-monetary items at the historical exchange rate;

              iii)revenue and expense at the average rate in effect during the applicable accounting period.

         Gains or losses arising on translation are included in the results of operations.

2.   INVESTMENTS


                                                                                2000      1999
                                                                              --------   --------
a)  South American Minerals Inc., 90,000 common shares with a historic cost at October 31, 2000 of $96,525, 199,000 common shares with a historic
    cost of $213,427 at October 31, 1999                                      $ 72,900   $439,183

b)  Luminex Ventures Inc., 50,000 common shares with a historic cost at
    October 31, 2000 of $25,000                                                  3,500         --
                                                                              --------   --------
                                                                              $ 76,400   $439,183
                                                                              ========   ========

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

         During the year ended October 31, 1999, the Company abandoned its interest in these mineral claims.


4.  LOANS PAYABLE


                                                          2000          1999
                                                         -------      ---------
These loans are interest free and payable on demand      $ 5,720      $97,188
                                                         =======      =======

5.  INCOME TAXES

    Income tax computed using the statutory income tax rate differs from the Company's effective tax rate primarily due to the following items:


                                                        2000         1999        1998
                                                       --------    --------    --------
    Income tax expense at statutory rate               $ 10,159    $(61,947)   $ 63,802

    Permanent differences                               (13,126)    (16,150)         --
    Change in deferred tax asset valuation allowance      5,267      78,097     (63,802)
                                                       --------    --------    --------

    Provision for income taxes                         $     --    $     --    $     --
                                                       ========    ========    ========

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2000 AND 1999
                          (STATED IN CANADIAN DOLLARS)

5.   INCOME TAXES (Continued)

     Deferred tax assets consist of the following:


                                                                2000         1999
                                                              ---------    ---------
     Net operating loss carryforwards                         $ 431,700    $ 501,800
     Deferred tax asset valuation allowance                    (431,700)    (501,800)
                                                              ---------    ---------

     Net deferred tax asset                                   $      --    $      --
                                                              =========    =========

     As of October 31, 2000, the Company has available tax loss carryforwards of approximately $949,000 which may be offset against future Canadian taxable income. The losses expire over the period to 2007.

6.   SHARE CAPITAL

     a) During the year ended October 31, 2000, the Company completed the private placement of 2,333,333 units at $0.15 per unit, each unit consisting of one common share and one non-transferable share purchase warrant for the purchase of an additional common share at $0.15 per share for one year, or at $0.175 per share during the second year.

         Included in the private placement were 83,333 units issued to a director. As the units were issued at a price less than the trading price on the date of subscription, the Company has recorded a compensation expense of $5,000.

     b) Of the issued shares, 140,626 are held in escrow subject to approval for release by the regulatory authorities.

     c) On July 18, 1998, the Company granted incentive stock options to directors and employees to acquire 987,000 shares at $0.26 per share up to July 16, 2003.

         As of October 31, 2000, options to acquire 907,000 (199 - 967,000, 1998
         - 987,000) shares at $0.26 per share up to July 16, 2003 were outstanding.

         Had the Company accounted for stock options as required by SFAS 123 - "Accounting for Stock Based Compensation", the Company's net income
         (loss) and earnings (loss) per share would be as follows:


                                            2000          1999           1998
                                         -----------   -----------    -----------
Net Income (loss)                        $    17,084   $  (134,667)   $   (89,475)
Earnings (loss) per share                $      0.01   $     (0.01)   $     (0.01)