Form 20-F
period 2001-10-31
ACHIEVA DEVELOPMENT CORP/CAN
filed 2002-05-15
CIK 1117213

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 20-F


[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

[x] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the fiscal year ended October 31, 2001

                                       OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

         For the transition period from ______________ to ______________

         Commission file number _______________

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

                           Common Stock - no par value
                           ---------------------------
                                (Title of Class)


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

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 12 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes [X]  No [ ]

Indicate by check mark which financial statement item the registrant has elected to follow: Item 17 [ ] Item 18 [X]

                          GLOSSARY OF SIGNIFICANT TERMS

Certain mineral exploration terms used in this Annual Report are defined as follows:

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

Exploration                The search for mineral deposits up to discovery and
                           includes the deliniation of the deposit by means of drilling and sampling.

Fugitive Dust              Fine particulate material that originates from
                           storage, handling and hauling of aggregate materials, construction or demolition activities, land clearing and exposed surfaces, roadways, mining activities, tailing piles and ponds, including any activity that results in uncontrolled, airborne fine particulate.

Kilometer                  1,000 meters; approximate equivalent equals 0.62
                           mile.

Lode                       A tabular deposit between definite walls.

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

                                     PART 1

ITEM 3. KEY INFORMATION

All dollar amounts set forth in this Annual Report are in Canadian Dollars, except where otherwise indicated. The following table sets forth (i) the exchange rates for the Canadian Dollar, expressed in United States Dollars, in effect at the end of each of the financial periods indicated; (ii) the average exchange rates based on the last day of each month during such periods; and
(iii) the high and low exchange rates during such periods, in each case based on the noon buying rate in New York City for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. The exchange rate for the Canadian Dollar, expressed in United States Dollars as of May 13, 2002 is US$0.6417.


                                                 MONTHS OF
                           -----------------------------------------------------
                           10/01   11/01   12/01    1/01    2/02    3/02    4/02
                           -----   -----   -----   -----   -----   -----   -----
High                       .6419   .6362   .6397   .6690   .6695   .6502   .6397
Low                        .6302   .6242   .6267   .6596   .6297   .6340   .6252


                                                                       YEARS ENDED OCTOBER 31,
                                                             ------------------------------------------
                                                              1997     1998     1999     2000     2001
                                                             ------   ------   ------   ------   ------
Average High/Low exchange rate(1)                             .7241    .6816    .6691    .6775    .6492


(1) Calculated by using the average of the exchange rates on the last day of each month during the period.

A. SELECTED FINANCIAL DATA

The following table sets forth certain selected consolidated financial information with respect to the Company for the periods indicated. It should be read in conjunction with Item 5 and the Company's consolidated financial statements. The selected financial data is not necessarily indicative of the Company's future results of operations or financial condition, and should be read in conjunction with Item 5.

The Company's 2001, 2000 and 1999 consolidated financial statements and information presented below for 1998, have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal year 1997 has been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.

                         YEAR ENDED      YEAR ENDED     YEAR ENDED      YEAR ENDED      YEAR ENDED
                         OCTOBER 31,     OCTOBER 31,    OCTOBER 31,     OCTOBER 31,     OCTOBER 31,
                            2001            2000           1999            1998            1997
                        ------------    ------------   ------------    ------------    ------------
INCOME STATEMENT

    Interest and
    other income        $     51,433    $     27,136             --              --              --
    Operating
    Expense             $    111,150    $    124,190   $   (275,109)   $   (183,049)   $    (14,751)
    Gain on Sale of
       Investments                --    $    114,138   $    140,442              --              --


    Gain on sale of
       exploration
       project                    --              --             --    $    321,750              --

    Net Income (Loss)   $    (59,717)   $     17,084   $   (134,667)   $    138,701    $    (14,751)

    Net Income
    (Loss) per share    $      (0.01)   $       0.01   $      (0.01)   $       0.02    $      (0.01)


BALANCE SHEET DATA

Investments             $     29,097    $     76,400   $    439,183    $    321,750              --


    Other assets        $    768,750    $    795,244   $     96,458    $     42,321    $     63,630

    Total Assets        $    797,847    $    871,644   $    535,641    $    364,071    $     63,630

    Long Term Debt                --              --             --              --              --

    Shareholders'
    Equity
    (Deficiency)        $    766,886    $    855,453   $    435,333    $    318,764    $    (52,439)

    Common Shares
    Outstanding           14,007,350      14,007,350      9,947,350       9,877,350       8,160,683


B. CAPITALIZATION AND INDEBTEDNESS

Not Applicable.

C. REASONS FOR THE OFFER AND USE OF PROCEEDS

Not Applicable.

D. RISK FACTORS

RISK FACTORS RELATING TO MINERAL EXPLORATION.

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

LICENSES AND PERMITS. The Company holds a Certificate of Authority to Transact Business in the State of Alaska. The Company believes that it holds all necessary licenses and permits under applicable laws and regulations and believes it is presently complying in all material respects with the terms of such licenses and permits. However, such licenses and permits are subject to change in various circumstances. There can be no guarantee that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to explore and develop its property, commence construction or operation of mining facilities and properties under exploration or maintain continued operations that economically justify the cost.

TITLE TO PROPERTY; NO TITLE EXAMINATION. The validity of mining claims may, in certain cases, be uncertain and is subject to being contested. Risk exists that title may be defective or have certain liens or encumbrances attached, and that the Company could lose its interest in any mining claim it should acquire.

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

         Future mining and processing operations may produce quantities of fugitive dust and other air pollutants. In November of 1990 the U.S. Congress passed the Clean Air Act Amendments that created an entirely new statutory scheme for the regulation of air pollution. Since passage of the statutory amendments, the EPA has been promulgating new regulations to implement a comprehensive nationwide air permit program, an air toxics regulatory program and expanded enforcement authority. It will be several years before final EPA and state programs for air toxics and permitting are fully in place and the direction of enforcement under these programs is evident. At the present time, the impact of these rulemakings and of subsequent regulation of mining and mineral processing under the Clean Air Act Amendments upon the Company cannot reasonably be estimated. Potential impacts could include limitations on production or additional capital expenditures to comply.

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

CONFLICTS OF INTEREST. Directors and officers of the Company may also hold positions as directors and officers of other companies engaged in natural resources exploration or development and conflicts of interest may arise (See, Item 7, "Related Party Transactions").

COMPANY ACT CONSIDERATIONS. Under the British Columbia Company Act, any modification, amendment or variation of shareholder rights or provisions must be approved by way of "special resolution" which requires approval of at least 75% of the votes cast in person or by proxy at a shareholders' meeting or class meeting. The principal corporate actions that require such a "special resolution" include: (a) transferring a corporation's jurisdiction of incorporation from British Columbia to another jurisdiction; (b) giving financial assistance under certain circumstances; (c) disposing of all or substantially all of a corporation's assets; (d) removing a director before the expiration of his term of office; (e) certain alterations to share capital; (f) changing a corporation's name; (g) altering any restrictions on a corporation's business; and (h) certain reorganizations of a corporation.

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

ITEM 4. INFORMATION ON THE COMPANY

         Except for historical information, the information in this report contains forward-looking statements which are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve risks and uncertainties that could cause our actual results to differ materially from those contained in any forward-looking statements. Factors which could cause or contribute to such differences include, but are not limited to, those discussed in Item 3 under Risks Factors.

A. HISTORY AND DEVELOPMENT OF THE COMPANY

         Achieva Development Corp. (the "Company" or the "Registrant"), was incorporated on January 10, 1986, pursuant to the British Columbia Company Act as "Inn-House Video" by registration of its Memorandum and Articles of Association. On June 29, 1988 the Company changed its name to "Sleeping Gold Ltd.", and subsequently to Achieva

Development Corp. on September 14, 1992. The Company's executive offices are located at 905 West Pender Street, Suite 201, Vancouver, British Columbia, Canada V6C 3L6, and its telephone number at that address is: (604) 682-8628.

         Since 1988, the Company engaged principally in the acquisition and exploration of mineral properties located in North and South America. To date, the Company has not discovered an economically viable mineral deposit, and there can be no assurance that the Company will ever discover an economically viable mineral deposit. The Company has never declared bankruptcy, has not been placed into receivership for any reason and has made no material change in its mode of conducting business.

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

         South American has released all 300,000 shares of common stock to the Company pursuant to the agreement. The Company has sold 210,000 of these South American shares, resulting in a gain of $254,580 on proceeds on sale of $479,807. The Company retains the remaining 90,000 shares of South American common stock, and intends to sell these shares to generate additional working capital. During April 2002, South American common stock traded on the OTC Bulletin Board in the range of US$0.10-$0.25 per share.

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

         In 1998, the Company began exploration programs on three properties in which it had an interest: the Shaw Creek Project, the Ladue Mineral Claims and the Mac & Dall Claims. During the year ended October 31, 2000, Achieva performed exploration on the Shaw Creek property. The Company was not satisfied with the results of the exploration on the Shaw Creek property. In October 2000, the Company abandoned its interest in the Shaw Creek property, which was acquired by staking (the setting out of the boundaries of a mining claim by marking [blazing or flagging] lines and erecting and tagging posts), as the costs involved to retain the property could not be justified. The Company also abandoned its interest in the Mac & Dall Mineral Claims, which was acquired by staking, during the year ended October 31, 2000 as the costs involved to retain the property could not be justified. The Company was unable to attract an interested party to participate in exploration on the Ladue property during the Spring and Summer of 2001. Late in the year, with the claims expiring near year end and the speculative investment climate in a slump, the Company elected to write off and abandon its interest in the Ladue property.

         During fiscal year 2001, the Company loaned an aggregate of US$150,000 (approximately 33% of cash on hand) in order to get a better return on liquid capital resources not needed to support exploration projects. During March and April 2001, the Company provided two bridge loans in the aggregate amount of US$150,000 (approximately

CDN$234,480 as of April 26, 2002) to LineShark Communications, Inc. ("LineShark"), a Delaware corporation which provided Internet and wireless communications services in South Florida, to fund LineShark's operations pending completion of a private placement equity financing by LineShark, with the repayment of the notes stated as a use of proceeds from the offering. US$100,000 was loaned in March, US$50,000 was loaned in April and the Company was issued promissory notes from LineShark for the amounts due.

         Due to weakness in the telecommunications sector, LineShark subsequently withdrew its private placement without selling any securities the notes matured and LineShark became in default on the notes. On January 25, 2002, the United States Bankruptcy Court, Middle District of Florida, Tampa Division (case no. 01-14662-8C7) entered a final decree dissolving LineShark. The Company negotiated a payment plan with the guarantor, Titan Gulf Partners Ltd., and amounts due and owing are paid to the Company in cash or marketable securities through twelve equal monthly installments, commencing November 15, 2001.

         There are no principal capital expenditures or divestitures currently in progress. There have been no public takeover offers by third parties during or since the end of the 2001 fiscal year.

B. BUSINESS OVERVIEW

         The Company does not currently own and interest in any mineral property. The Company may acquire an interest in properties in the United States or Canada for the purpose of mineral exploration, but currently does not have any such properties identified.

C. ORGANIZATIONAL STRUCTURE

         Not applicable.

D. PROPERTY, PLANTS AND EQUIPMENT

         The Company utilizes independent contractors to plan and execute all testing and exploration on behalf of the Company, including the procurement of any required equipment. As such, the Company does not own or lease any plant, machines or equipment related to exploration. The Company leases office space in Vancouver, British Columbia. The Company believes that its facilities are maintained in good operating condition and are adequate for its present level of operations.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The following discussion of the Company's financial condition and results of operations should be read in conjunction with the "Selected Financial Data" and the accompanying financial statements and the notes to those statements appearing elsewhere in this document. The following discussion contains forward-looking statements that reflect the Company's plans, estimates and beliefs. The Company's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed below and elsewhere in this document, particularly under the caption "Risk Factors."

         OPERATING RESULTS, LIQUIDITY AND CAPITAL RESOURCES

         The Company's consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles. Information presented below for the fiscal year 1997 has been prepared in accordance with generally accepted accounting principals in Canada. Had they been prepared in accordance with accounting principles generally accepted in the United States, no significant difference in measurement of income, results or operation or shareholders' equity would have resulted.

         FOR THE YEAR ENDED OCTOBER 31, 2001

         The Company has had no sales and has generated no revenue from its operations for the last five fiscal years. The Company currently does not own an interest or have a claim in any mineral properties, and is performing no exploratory work. Liquid working capital available to the Company at April 2002 is approximately $507,737.

Additional capital that may be required to fund future exploration projects will come from the sales of additional shares of South American common stock held by the Company, and from funds generated through offerings of the Company's securities. South American common stock currently trades on the OTC Bulletin Board in the range of US$0.10-$0.25.

         In the event the Company commences mining operations or implements an exploration program, it may attempt to raise additional working capital through long-term debt instruments collateralized by mineral production and/or through one or more private placements. Any such additional private placements may be equity offerings of common stock or preferred stock convertible into common stock, or debt offerings of notes or debentures convertible into common stock. Any subsequent private placement of equity securities (i.e., stock) or debt securities convertible into common stock would have the effect of immediately diluting the interest of the then existing shareholders of the Company. No assurance can be given that such financing will be available on acceptable terms, or at all, or that the placement of additional securities will raise sufficient working capital, if any.

         The Company had a net loss of $59,717 ($0.01 net loss per share) for the fiscal period ended October 31, 2001, compared with net income of $17,084 ($0.01 net income per share) for the fiscal period ended October 31, 2000. Income per share was calculated on the basis of 14,007,350 shares outstanding for fiscal year 2001 and 11,780,286 shares outstanding for fiscal year 2000. The net loss in fiscal year 2001 compared to net income in fiscal year 2000 is primarily attributable to a gain on sale of investments of $114,138 in fiscal year 2000. Periodic payments to regulatory authorities and the Company's transfer agent also increased from $8,102 in 2000 to $20,262 in 2001 due to the Company's filing of its registration statement. Option payments and exploration costs in 2001 were $3,445, as compared to a credit of $4,530 in 2000. The credit balance in 2000 is related to the Company's receipt of $US2,000 and 50,000 shares of Luminex Ventures, Inc. ("Luminex") common stock pursuant to a November 23, 1999 agreement between the Company and Luminex, wherein the Company granted Luminex an option to acquire a 50% interest in the Ladue Mineral Claims. The agreement has since terminated due to Luminex's non-performance, and the Company retains the 50,000 shares of Luminex common stock. Office, telephone, rent and sundry expenses decreased from $41,385 in 2000 to $13,888 in 2001. This decrease is attributable to management's efforts to reduce expenses, particularly rent expense.

         The Company incurred a management fee and compensation expense of $5,000 in fiscal year 2000 compared to $0 in fiscal year 2001. This expense in 2000 was related to the issuance of 83,333 units valued at $0.18 per unit at a price of $0.15 to a director.

         During fiscal year 2001, the Company loaned an aggregate of US$150,000 (approximately 33% of cash on hand) in order to get a better return on liquid capital resources not needed to support exploration projects. During March and April 2001, the Company provided two bridge loans in the aggregate amount of US$150,000 (approximately CDN$234,480 as of April 26, 2002) to LineShark Communications, Inc. ("LineShark"), a Delaware corporation which provided Internet and wireless communications services in South Florida, to fund LineShark's operations pending completion of a private placement equity financing by LineShark, with the repayment of the notes stated as a use of proceeds from the offering. US$100,000 was loaned in March, US$50,000 was loaned in April and the Company was issued promissory notes from LineShark for the amounts due.

         Due to weakness in the telecommunications sector, LineShark subsequently withdrew its private placement without selling any securities the notes matured and LineShark became in default on the notes. On January 25, 2002, the United States Bankruptcy Court, Middle District of Florida, Tampa Division (case no. 01-14662-8C7) entered a final decree dissolving LineShark. The Company negotiated a payment plan with the guarantor, Titan Gulf Partners Ltd., and amounts due and owing are paid to the Company in cash or marketable securities through twelve equal monthly installments, commencing November 15, 2001.

         FOR THE YEAR ENDED OCTOBER 31, 2000

         During the year ended October 31, 2000, the Company made significant progress in several areas. The Company worked on two of its properties in the State of Alaska, the Shaw Creek property and the Ladue Mineral Claims. The results of the summer program on the Shaw Creek property did not provide the anticipated results, therefore, in October 2000, the Company terminated its interest in the property as the costs involved to retain the interest could not be justified. Rock and soil sampling on the Ladue Mineral Claims produced sufficient results to justify continued exploration in 2001.

          On November 23, 1999, the Company entered into an agreement with Luminex Ventures, Inc., a British Columbia corporation ("Luminex"), whereby the Company granted Luminex an option to acquire a 50% interest in the Company's right, title and interest in the Ladue Mineral Claims, subject to a 1% net smelter returns royalty, payable to Andrew Harman, prospector. Pursuant to the agreement, Luminex paid US$2,000 to the Company and issued 50,000 shares of Luminex common stock to the Company. The agreement also required Luminex to expend US$10,000 on exploration on or before September 30, 2000. Luminex did not expend the required amount on exploration and the agreement has terminated.

                  On April 30, 2000, the Company completed a private placement of an aggregate of 2,333,333 units to eight persons. The private placement was submitted to, reviewed and approved by the Vancouver Stock Exchange. Each unit was priced at $0.15 and is comprised of one share of common stock and one non-transferable warrant entitling the purchaser to acquire an additional share of common stock for $0.15 within one year from the unit purchase date or for $0.175 within two years from the purchase date. All remaining outstanding warrants have expired. The closing price of the Company's common stock at completion of the private placement was $0.30. The shares underlying the units and warrants were restricted securities, and therefore sold at a discount as permitted by British Columbia securities laws. The private placement generated immediate proceeds of approximately $350,000.00, to be available as additional working capital.

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

         In fiscal year 1998 the Company's sole mineral property investment consisted of an option to conduct exploration on the Silver Ridge property in consideration of the Company's payment of $13,800.00 in cash and issuance of 50,000 in shares valued at $0.25 per share. The Company's $ $321,750 gain on the sales of mineral property was related to the sale of its interest in the Tamakay, Guyana property in consideration for 300,000 shares of South American common stock. In fiscal year 1999 the Company wrote off the Silver Ridge property as an abandonment and acquired certain interests in the Shaw Creek Claims, the Ladue Mineral Claims and the Mac & Dall Mineral Claims for an initial investment of $134,230.00. See Item 2. "Description of Properties" for a more comprehensive explanation of the property interest held by the Company as well as the conditions required to maintain exploration rights to the properties.

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

         The following table sets forth the consideration received for the issuance of equity securities for cash, property and services during the years ended October 31, 2001, 2000 and 1999.


                   Year ended
                   October 31,
                      2001           2000              1999
                  ------------   ------------      ------------
Cash                        --   $    648,934(1)   $      5,200(2)

Debt Conversion             --             --                --

Property                    --             --       $21,500 (3)

Finder's Fees               --             --                --

Debt Settlement             --             --                --

----------

     (1) Cash received pursuant to a January 2000 private placement, exercise of stock purchase warrants and exercise of options.

     (2) Cash received pursuant to exercise of options.

     (3) Includes issuance of 50,000 shares (with voting rights) for deemed consideration of $0.25 per share as part consideration in the acquisition of the Silver Ridge mineral property.

ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

A. DIRECTORS AND SENIOR MANAGEMENT

         The names of each of the Company's directors and senior management and the dates that each has served the Company are set forth below. The business address of each director and officer is 905 West Pender Street, Suite 201, Vancouver, British Columbia V6C 3L6.

         Name                       Title                                               Served Since
         ----                       -----                                               ------------
         James P. Bryce             President, Chief Executive Officer and Director     September 20, 1996
         Troy Young                 Director                                            April 26, 2002
         Loc Huynh                  Director                                            April 26, 2002

         Biographies of the Company's directors and senior management follow:

         JAMES P. BRYCE, age 70, has served as the President, Chief Executive Officer and a director of the Company since September 1996, and is a resident of British Columbia, Canada. Between 1965 and 1995, Mr. Bryce developed substantial expertise in management as the owner and operator of private golf courses in Canada and the United States. Mr. Bryce has retired from golf course development and spends 90% of his business time on the affairs of the Company.

         TROY YOUNG, age 33, has served as a director of the Company since April 2002 and is a resident of Colorado, United States of America. Mr. Young is a practicing attorney and a member of the law firm of Futro & Trauernicht LLC, Denver, Colorado, which represents public and private companies in transactional areas of law including corporate, securities, mergers and commercial transactions. Mr. Young has been licensed as both an attorney and a Certified Public Accountant since 1993.

         LOC HUYNH, age 44, has served as a director of the Company since April 2002 and is a resident of British Columbia, Canada. Mr. Huynh is a member of the Canadian Society of Club Managers, an association of professional General Managers, Managers and Assistant Managers of country, golf, yacht, city, and recreational clubs in Canada. Mr. Huynh is a graduate of CMAA.

         There are no family relationships between any directors or executive officers. There are no other arrangements or understandings between any directors or executive officers.

B. COMPENSATION

         The Company has no formal plan for compensating its directors for their service in such capacity other than the granting of stock options. The Company also grants stock options to officers and employees. The total compensation paid or accrued directly or indirectly by the Company to its directors and officers during the Company's last fiscal year for services rendered is as follows:

                                                                   LONG-TERM COMPENSATION              ALL OTHER
NAME AND POSITION           YEAR     SALARY ($)   BONUS ($)       OPTIONS/SARS GRANTED (#)            COMPENSATION
-----------------           ----     ----------   ---------       ------------------------            ------------
James Bryce, President &    2001            Nil         Nil                  Nil                          Nil
Director
Raymond Roland, Director    2001            Nil         Nil                  Nil                          Nil
George Anagnost,            2001            Nil         Nil                  Nil                          Nil
Secretary & Director

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

         No Stock Appreciation Rights ("SARs") were granted during fiscal year 2001. However, the Company intends to reserve 10% of the issued treasury shares of the Company for issuance to directors and key employees pursuant to stock option agreements entered into with them or to be entered into with them, subject to regulatory approval and subject to member approval being obtained with respect to options granted to insiders of the Company. The purpose of the options is to provide an incentive to the principals to act in the best interests of the Company.

C. BOARD PRACTICES

         All of the Company's directors were elected at the Annual General Meeting of the shareholders on April 26, 2002. Each director holds office until the next Annual General Meeting unless his office is earlier vacated in accordance with the Articles of the Company and the Company Act or until he becomes disqualified to act as a director. All members of the Company's board of directors are members of the Company's audit committee. The Company's board of directors has not appointed an executive committee. The names of each director and dates from which each has served as such, are set forth below:

             Name                                        Served Since
             ----                                        ------------
             James P. Bryce                              September 20, 1996
             Troy Young                                  April 26, 2002
             Loc Huynh                                   April 26, 2002

         During Fiscal Year 2001 the directors of the Company did not receive fees for attendance of board meetings or other cash compensation in their capacity as directors. The directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors. Directors are also eligible to receive incentive stock options to purchase shares of the Company.

D. EMPLOYEES

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

E. SHARE OWNERSHIP

To the best of the Company's knowledge, the Company is not directly or indirectly controlled by any other corporation or corporations or any foreign government or any person or persons. The Company is unaware of any arrangement the operation of which would at a subsequent date result in a change of control of the Company. As of April 30, 2002, the amount and percentages of voting securities held by registered shareholders or shareholders believed by the Company to be the owners of more than 10% of the Company's outstanding voting common shares; and the total amount of voting common shares owned directly or indirectly by the officers and directors as a group, is as follows:

                                                                  COMMON STOCK
           IDENTITY OF
          PERSON & GROUP                            QUANTITY                          %
          --------------                            --------                          -
James P. Bryce(1)                                   2,100,000                         15%
Troy Young                                                Nil                         Nil
Loc Huynh                                                 Nil                         Nil
Directors & Officers as a Group(1)                  2,100,000                         15%
Total outstanding as of May 14, 2002               14,007,350                        100%

----------

(1) Includes options to purchase 275,000 shares of the Company's common stock at an exercise price of $0.26 per share, with an option expiration date of July 2003.

(2) Consists of James P. Bryce, Troy Young and Loc Huynh.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. MAJOR SHAREHOLDERS

The following table provides the names and number of shares beneficially owned and the percentage of beneficial ownership for the Company's shareholders who beneficially own 5% or more of the Company's common stock:

Name of Beneficial Owner                     No. of Shares Beneficially Owned                   Percentage
------------------------                     --------------------------------                   ----------
James P. Bryce                                                      2,100,000                       15%
Financial Consultants, Inc.                                           875,000                      6.2%
Titan Gulf Partners Ltd.                                              875,000                      6.2%
Trans-Orient Resources Ltd.                                         1,000,000                     7.14%

All shareholders listed above have identical voting rights. The Company is not aware of any arrangements, the operation of which would result in a change in control of the Company.

B. RELATED PARTY TRANSACTIONS

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

         In connection with the Company's loan of US$150,000 to LineShark Communications, Inc. ("LineShark"), as described in Item 5, Titan Gulf Partners Ltd. ("Titan Gulf") which owns 6.2% of the Company's common stock, provided a guarantee of payment of amounts due from LineShark. Following LineShark's default, the Company negotiated a payment plan with Titan Gulf., and amounts due and owing are paid to the Company in cash or marketable securities through twelve equal monthly installments, commencing November 15, 2001. James Bryce, an officer and director of the Company, was also a director of Luminex Ventures, Inc., a British Columbia corporation ("Luminex"). Pursuant to an agreement between the Company and Luminex, Luminex paid US$2,000 to the Company and issued 50,000 shares of Luminex common stock to the Company in exchange for 50% of The agreement also required Luminex to expend US$10,000 on exploration on or before September 30, 2000. Luminex did not expend the required amount on exploration and the agreement has terminated.

         Other than the transaction described above, during the fiscal year ended October 31, 2001, the Company did not enter into any transactions with directors, officers or other insiders of the Company or companies controlled by directors, officers or other insiders of the Company.

ITEM 8. FINANCIAL INFORMATION.

A. CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Item 18, financial statements.

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

         Achieva has not paid cash dividends in the past and does not anticipate paying cash dividends in the near future.

B. SIGNIFICANT CHANGES

         No significant change has occurred since the date of the annual financial statements included in Item 18.

ITEM 9. LISTING

A. LISTING DETAILS

The Company's common shares have traded on the Canadian Venture Exchange ("CDNX"), formerly known as the Vancouver Stock Exchange, in Vancouver, British Columbia, Canada, since 1987 and currently trade under the symbol "AHE" with CUSIP number 00447B106.

The following table sets forth, for the periods indicated, the high and low closing prices of our common shares as reported on the Canadian Venture
Exchange:

                                                                      CDNX CLOSING PRICES
                                                                      -------------------
                                                                       HIGH          LOW
                                                                       ----          ---
ANNUAL INFORMATION
   1997                                                              $   1.13     $    .10
   1998                                                                   .45          .10
   1999                                                                   .71          .14
   2000                                                                   .89          .11
   2001                                                                   .69          .06

QUARTERLY INFORMATION
   2000:
   First Quarter                                                     $    .50     $    .11
   Second Quarter                                                         .80          .36
   Third Quarter                                                          .89          .31
   Fourth Quarter                                                         .61          .27
   2001:
   First Quarter                                                     $    .30     $    .14
   Second Quarter                                                         .65          .26
   Third Quarter                                                          .43          .20
   Fourth Quarter                                                         .15          .06

MONTHLY INFORMATION
   November 2001                                                     $    .10     $    .07
   December 2001                                                          .09          .06
   January 2002                                                           .17          .12
   February 2002                                                          .19          .12
   March 2002                                                             .12          .11
   April 2002                                                             .22          .10

B. PLAN OF DISTRIBUTION

Not applicable.

C. MARKETS

The Company's common shares have traded on the Canadian Venture Exchange ("CDNX"), formerly known as the Vancouver Stock Exchange, in Vancouver, British Columbia, Canada, since 1987 and currently trade under the symbol "AHE" with CUSIP number 00447B106.

The Company's common stock is not listed and does not trade in the United States, but upon compliance with the rules and regulations of the Securities and Exchange Commission, the Company anticipates listing on the NASD Over-the-Counter Bulletin Board (the "OTC Bulletin Board"). As of April 30, 2002, approximately 423,965 shares of the Company's common stock were registered in the names of 11 shareholders resident in the United States. No shares of the Class A or Class B preferred shares have been issued.

D. SELLING SHAREHOLDERS

Not applicable.

E. DILUTION

Not applicable.

F. EXPENSES OF THE ISSUE

Not applicable.

ITEM 10. ADDITIONAL INFORMATION

A. SHARE CAPITAL

         The authorized capital of the Company consists of 100,000,000 common shares, without par value; 100,000,000 Class "A" Preference shares, par value of $10.00; and 100,000,000 Class "B" Preference shares, par value of $50.00. There have been no changes to the number of shares the Company is authorized to issue in the last three years.

         All common shares issued by the Company rank equally as to dividends, voting rights and as to any distribution of assets on winding-up or liquidation. There are no indentures or agreements limiting the payment of dividends and there are no conversion rights, special liquidation rights, preemptive rights or subscription rights, and there are no provisions for redemption or purchase for cancellation or surrender, or sinking fund provisions. The presently outstanding share capital is not subject to any call or assessment. As of May 14, 2002 there were 14,007,350 shares of the Company's common stock issued and outstanding. No shares of common stock were issued during the year ended October 31, 2001.

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

B. MEMORANDUM AND ARTICLES OF ASSOCIATION

         Incorporated by reference to our Registration Statement on Form 20-F, filed with the United States Securities and Exchange Commission on July 19, 2000 (file no. 000-31085).

C. MATERIAL CONTRACTS

         For a description of the material contracts we entered into in the last two fiscal years, please see Item 4. Information on the Company.

D. EXCHANGE CONTROLS

         There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to nonresident holders of the Company's common shares. However, any such remittance to a resident of the United States is generally subject to non-resident tax pursuant to Article X of the 1980 Canada-United States Income Tax Convention.

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

E. TAXATION

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

F. DIVIDENDS AND PAYING AGENTS

Not applicable.

G. STATEMENT BY EXPERTS

Not applicable.

H. DOCUMENTS ON DISPLAY

         Whenever a reference is made in this Form 20-F to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to one of our previous SEC filings.

         We file annual and special reports and other information with the SEC. You may read and copy all or any portion of the registration statement and any other document we file with the SEC at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Commencing with filings made this year, such material may also be obtained at the Internet site the SEC maintains at http://www.sec.gov.

I. SUBSIDIARY INFORMATION

Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Certain of the Company's anticipated future expenses, such as those for exploration outside Canada, may be paid in currency other than the Canadian Dollar. For example, certain costs may be paid in U.S. Dollars. As the Canadian Dollar is depressed in comparison to the American Dollar, the Company's costs may be higher than if such costs were paid in Canadian Dollars. The Company has not adopted and does not intend to adopt a strategy to hedge against fluctuations in currency.


                                     PART II

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not Applicable

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None

ITEM 14. MATERIAL MODIFICATION TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None

                                    PART III

ITEM 17. FINANCIAL STATEMENTS

The Company's financial statements have been prepared in accordance with Item 18 hereof.

ITEM 18. FINANCIAL STATEMENTS

The Company's financial statements included in this Annual Report on Form 20-F following Part III and beginning on page F-1 are incorporated herein by reference. Such financial statements are filed as part of this Annual Report on Form 20-F. Under United States generally accepted accounting principles, the Company would be considered a development stage company since its inception. Throughout the periods indicated, the Company had no redeemable preferred shares outstanding and declared no cash dividends on its common shares.

ITEM 19. EXHIBITS.

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

                                   SIGNATURES

The Registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it duly caused and authorized the undersigned to sign this annual report on its behalf

                                       ACHIEVA DEVELOPMENT CORP.




                                       /s/ James P. Bryce
                                       ------------------------------
                                       James P. Bryce


May 15, 2002

                          INDEX TO FINANCIAL STATEMENTS

                                                                                        Page
                                                                                        ----
Report of Auditors                                                                      F-2

Balance Sheets as of October 31, 2000 and 2001                                          F-3

Statements of Operations for the years ended October  31, 1999, 2000 and 2001           F-4

Statements of Cash Flows for the years ended October  31, 1999, 2000 and 2001           F-5

Statement of Stockholders' Equity for the years ended October  31, 1998, 1999, 2000
and 2001                                                                                F-7

Notes to Consolidated Financial Statements                                              F-8

                                                     [MORGAN COMPANY LETTERHEAD]




                                AUDITORS' REPORT

To the Shareholders of
Achieva Development Corp.
(An Exploration Stage Company)


We have audited the balance sheets of Achieva Development Corp. (an exploration stage company) as at October 31, 2001 and 2000, and the statements of operations and deficit accumulated during the exploration stage, cash flows, and stockholders' equity for the years ended October 31, 2001, 2000 and 1999, and for the period from January 10, 1986 (inception) to October 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at October 31, 2001 and 2000, and the results of its operations and cash flows for the years ended October 31, 2001, 2000 and 1999, and for the period from January 10, 1986 (inception) to October 31, 2001, in accordance with United States generally accepted accounting principles applied on a consistent basis.



"Morgan & Company"
Chartered Accountants
Vancouver, B.C.
March 12, 2002

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                                 BALANCE SHEETS
                          (STATED IN CANADIAN DOLLARS)



                                                                                        OCTOBER 31
                                                                                    2001            2000
                                                                                ------------    ------------
ASSETS
CURRENT
     Cash and cash equivalents                                                  $    507,737    $    786,574
     Goods and Services Tax recoverable                                                  171           1,551
     Prepaid expense                                                                     228              --
     Loans receivable and accrued interest (Note 4)                                  237,562              --
                                                                                ------------    ------------
                                                                                     745,698         788,125

OFFICE FURNITURE, at cost less accumulated depreciation                                1,455           1,919
INVESTMENTS (Note 2)                                                                  29,097          76,400
LOANS RECEIVABLE AND ACCRUED INTEREST (Note 4)                                        21,597              --
EXPLORATION RIGHTS (Note 3)                                                               --              --
                                                                                ------------    ------------

                                                                                $    797,847    $    866,444
                                                                                ============    ============

LIABILITIES
CURRENT
     Accounts payable                                                           $     30,961    $     10,991
                                                                                ------------    ------------

SHAREHOLDERS' EQUITY

SHARE CAPITAL (Note 6)
     Authorized:
         100,000,000 Common voting shares, no par value
         100,000,000 Class A preference non-voting shares, par value $10 each
         100,000,000 Class B preference non-voting shares, par value $50 each
     Issued and Outstanding:
          14,007,350 (of which 140,626 shares are held in escrow) at
            October 31, 2001 and 2000                                              3,455,143       3,455,143

ACCUMULATED DEFICIT                                                               (2,633,045)     (2,573,328)
ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)                                        (55,212)        (26,362)
                                                                                ------------    ------------
                                                                                     766,886         855,453
                                                                                ------------    ------------

                                                                                $    797,847    $    866,444
                                                                                ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                      STATEMENTS OF OPERATIONS AND DEFICIT
                          (STATED IN CANADIAN DOLLARS)

                                                                                                  INCEPTION
                                                                                                  JANUARY 10
                                                                                                   1986 TO
                                                            YEARS ENDED OCTOBER 31                OCTOBER 31
                                                     2001            2000            1999            2001
                                                 ------------    ------------    ------------    ------------
INTEREST AND OTHER INCOME                        $     51,433    $     27,136    $         --    $    137,314
                                                 ------------    ------------    ------------    ------------

EXPENSES
     Depreciation                                         464             622             553          35,357
     Interest                                           1,177             338             165          36,770
     Option payments and exploration costs
                                                        3,445          (4,530)        210,012       1,313,267
     Office, telephone, rent and sundry                13,888          41,385          38,517         584,210
     Professional fees                                 65,184          73,273          16,241         386,671
     Regulatory authorities and transfer agent
                                                       20,262           8,102           9,621         156,893
     Management fees and compensation                      --           5,000              --         281,450
     Consulting                                            --              --              --         132,406
     Travel                                             6,730              --              --         107,944
                                                 ------------    ------------    ------------    ------------
                                                      111,150         124,190         275,109       3,034,968
                                                 ------------    ------------    ------------    ------------
                                                      (59,717)        (97,054)       (275,109)     (2,897,654)

GAIN ON SALE OF INVESTMENTS                                --         114,138         140,442         254,580
GAIN ON SALE OF EXPLORATION PROJECT                        --              --              --         321,750
WRITE OFF OF INVESTMENT IN CONSOLIDATED BANK
  SERVICES INC                                             --              --              --        (253,903)
LOSS ON DISPOSAL OF OFFICE FURNITURE                       --              --              --         (17,818)
WRITE OFF OF MARKETING RIGHTS                              --              --              --         (40,000)
                                                 ------------    ------------    ------------    ------------

NET INCOME (LOSS) FOR THE YEAR                        (59,717)         17,084        (134,667)   $ (2,633,045)
                                                                                                 ============

DEFICIT, BEGINNING OF YEAR                         (2,573,328)     (2,590,412)     (2,455,745)
                                                 ------------    ------------    ------------

DEFICIT, END OF YEAR                             $ (2,633,045)   $ (2,573,328)   $ (2,590,412)
                                                 ============    ============    ============

NET INCOME (LOSS) PER SHARE                      $      (0.01)   $       0.01    $      (0.01)
                                                 ============    ============    ============

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
                                                   14,007,350      11,780,286       9,780,834
                                                 ============    ============    ============

COMPREHENSIVE INCOME (LOSS)
     Net income (loss) for the year              $    (59,717)   $     17,084    $   (134,667)
     Foreign currency translation adjustment
                                                       18,453          19,983          (1,220)
     Unrealized gain (loss) on investments            (47,303)       (270,881)        171,506
                                                 ------------    ------------    ------------

TOTAL COMPREHENSIVE INCOME (LOSS)                $    (88,567)   $   (233,814)   $     35,619
                                                 ============    ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)

                                                                                                                   INCEPTION
                                                                                                                   JANUARY 10
                                                                                                                    1986 TO
                                                                             YEARS ENDED OCTOBER 31                OCTOBER 31
                                                                      2001            2000            1999            2001
                                                                  ------------    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES
     Net income (loss) for the year                               $    (59,717)   $     17,084    $   (134,667)   $ (2,633,045)
                                                                  ------------    ------------    ------------    ------------

ADJUSTMENTS TO RECONCILE LOSS TO NET CASH USED BY OPERATING
  ACTIVITIES
     Shares issued for other than cash                                      --           5,000          21,500         445,007
     Shares received as an option payment                                   --         (25,000)             --         (25,000)
     Depreciation                                                          464             622             553          35,357
     Gain on sale of investment                                             --        (114,138)       (140,442)       (254,580)
     Gain on sale of exploration project                                    --              --              --        (321,750)
     Write off of investment in Consolidated Bank Services Inc.
                                                                            --              --              --         253,903
     Loss on disposal of office furniture                                   --              --              --          17,818
     Write off of marketing rights                                          --              --              --          40,000
     Change in Goods and Services Tax recoverable                        1,380            (988)           (183)           (171)
     Change in loan receivable                                           5,200          (5,200)             --              --
     Change in prepaid expenses                                           (228)             --              --            (228)
     Change in accounts payable                                         20,490           7,351         (12,993)         30,961
                                                                  ------------    ------------    ------------    ------------
TOTAL ADJUSTMENTS                                                       27,306        (132,353)       (131,565)        221,317
                                                                  ------------    ------------    ------------    ------------
NET CASH USED IN OPERATING ACTIVITIES                                  (32,411)       (115,269)       (266,232)     (2,411,728)
                                                                  ------------    ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES
     Loans receivable and accrued interest                            (259,159)             --              --        (259,159)
     Office furniture                                                       --              --          (1,342)        (54,630)
     Reclamation bond                                                       --              --           2,100              --
     Exploration advance                                                    --              --          34,735              --
     Investment in Consolidated Bank Services Inc.                          --              --              --        (253,903)
     Marketing rights                                                       --              --              --         (40,000)
                                                                  ------------    ------------    ------------    ------------
NET CASH USED IN INVESTING ACTIVITIES                                 (259,159)             --          35,493        (607,692)
                                                                  ------------    ------------    ------------    ------------

CASH FLOWS FROM FINANCING ACTIVITIES
     Issue of shares for cash                                               --         648,933           5,200       3,010,134
     Loans payable                                                      (5,720)        (91,468)         67,994              --
     Proceeds on sale of investment                                         --         231,042         248,765         479,807
                                                                  ------------    ------------    ------------    ------------
NET CASH PROVIDED BY FINANCING ACTIVITIES                               (5,720)        788,507         321,959       3,489,941
                                                                  ------------    ------------    ------------    ------------

EFFECT OF EXCHANGE RATE CHANGES ON CASH                                 18,453          19,983          (1,220)         37,216
                                                                  ------------    ------------    ------------    ------------

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS
                                                                      (278,837)        693,221          90,000         507,737

CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR                           786,574          93,353           3,353              --
                                                                  ------------    ------------    ------------    ------------

CASH AND CASH EQUIVALENTS, END OF YEAR                            $    507,737    $    786,574    $     93,353    $    507,737
                                                                  ============    ============    ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                            STATEMENTS OF CASH FLOWS
                          (STATED IN CANADIAN DOLLARS)



SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES

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

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                        STATEMENT OF STOCKHOLDERS' EQUITY

                                OCTOBER 31, 2001
                          (STATED IN CANADIAN DOLLARS)



                                                                      ACCUMULATED
                                          NUMBER                        OTHER
                                            OF                       COMPREHENSIVE
                                          SHARES         AMOUNT         INCOME          DEFICIT          TOTAL
                                       ------------   ------------   -------------    ------------    ------------
BALANCE, OCTOBER 31, 1998                 9,877,350   $  2,774,509   $      54,250    $ (2,455,745)   $    373,014

     Shares issued for cash                  20,000          5,200              --              --           5,200
     Shares issued for mineral
       property                              50,000         21,500              --              --          21,500
     Net loss                                    --             --              --        (134,667)       (134,667)
     Reclassification adjustment for
       realized gain included in net
       income                                    --             --         (18,246)             --         (18,246)
     Unrealized gain on investments
       held for resale                           --             --         189,752              --         189,752
     Translation adjustment                      --             --          (1,220)             --          (1,220)
                                       ------------   ------------   -------------    ------------    ------------

BALANCE, OCTOBER 31, 1999                 9,947,350      2,801,209         224,536      (2,590,412)        435,333

     Shares issued for cash               4,060,000        653,934              --              --         653,934
     Net income                                  --             --              --          17,084          17,084
     Reclassification adjustment for
       realized gain included in net
       income                                    --             --        (123,655)             --        (123,655)
     Unrealized loss on investments
       held for resale                           --             --        (147,226)             --        (147,226)
     Translation adjustment                      --             --          19,983              --          19,983
                                       ------------   ------------   -------------    ------------    ------------

BALANCE, OCTOBER 31, 2000                14,007,350      3,455,143         (26,362)     (2,573,328)        855,453

     Net loss                                    --             --              --         (59,717)        (59,717)
     Unrealized loss on investments
       held for resale                           --             --         (47,303)             --         (47,303)
     Translation adjustment                      --             --          18,453              --          18,453
                                       ------------   ------------   -------------    ------------    ------------

BALANCE, OCTOBER 31, 2001                14,007,350   $  3,455,143   $     (55,212)   $ (2,633,045)   $    766,886
                                       ============   ============   =============    ============    ============

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000
                          (STATED IN CANADIAN DOLLARS)

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

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000
                          (STATED IN CANADIAN DOLLARS)



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

         vi)    Stock Based Compensation

                The Company measures compensation cost for stock based compensation using the intrinsic value method of accounting as prescribed by A.P.B. Opinion No. 25 - "Accounting for Stock Issued to Employees". The Company has adopted those provisions of Statement of Financial Accounting Standards No. 123 - "Accounting for Stock Based Compensation", which requires disclosure of the pro-forma effect on net earnings and earnings per share as if compensation cost had been recognized based upon the estimated fair value at the date of grant for options awarded.

         vii)   Loss per Share

                Loss per share is based on the weighted average number of common shares outstanding during the year, excluding escrowed shares. Since the Company's stock options and warrants are anti-dilutive, they have not been included in the calculation.

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

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000
                          (STATED IN CANADIAN DOLLARS)

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

              Gains or losses arising on translation are included in the results of operations.

2.   INVESTMENTS

                                                                                          2001       2000
                                                                                        --------   --------
     a)  South American Minerals Inc., 90,000 common shares with a historic cost, at
         October 31, 2001 and 2000, of $96,525                                          $ 28,597   $ 72,900

     b)  Luminex Ventures Inc., 50,000 common shares with a historic cost, at October
         31, 2001 and 2000, of $25,000                                                       500      3,500
                                                                                        --------   --------

                                                                                        $ 29,097   $ 76,400
                                                                                        ========   ========

                            ACHIEVA DEVELOPMENT CORP.
                          (A EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000
                          (STATED IN CANADIAN DOLLARS)



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

         During the year ended October 31, 2001, the Company abandoned its interest in these mineral claims.

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

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000
                          (STATED IN CANADIAN DOLLARS)

3.   EXPLORATION RIGHTS (Continued)

     d)  Silver Ridge, B.C.

         The Company entered into an option agreement for the acquisition of a 70% interest in certain mineral claims located in the Revelstoke Mining District of B.C. In order to earn this interest, the Company must make cash payments totalling $107,800 ($13,800 paid to date) at set intervals over three years, must incur exploration expenditures totalling $490,000 at set intervals over four years, and must issue 200,000 shares in 50,000 share increments as work progresses on the property (50,000 shares issued to date).

         During the year ended October 31, 1999, the Company abandoned its interest in these mineral claims.

4.   LOANS RECEIVABLE AND ACCRUED INTEREST

     Loans receivable, including interest at 18% per annum, are repayable in cash or marketable securities in twelve installments commencing November 15, 2001.

                                           2001       2000
                                         --------   --------
Loans and accrued interest outstanding   $259,159   $     --
 Deduct: Current portion                  237,562         --
                                         --------   --------

                                         $ 21,597   $     --
                                         ========   ========

     The outstanding balance is secured by marketable securities with a market value of $78,750 at October 31, 2001.

5.   INCOME TAXES

     Income tax computed using the statutory income tax rate differs from the Company's effective tax rate primarily due to the following items:

                                                     2001        2000        1999
                                                   --------    --------    --------
Income tax expense at statutory rate               $(26,634)   $  7,859    $(61,947)

Permanent differences                                    --     (13,126)    (16,150)
Change in deferred tax asset valuation allowance    (26,634)      5,267      78,097
                                                   --------    --------    --------

Provision for income taxes                         $     --    $     --    $     --
                                                   ========    ========    ========

                            ACHIEVA DEVELOPMENT CORP.
                         (AN EXPLORATION STAGE COMPANY)

                          NOTES TO FINANCIAL STATEMENTS

                            OCTOBER 31, 2001 AND 2000
                          (STATED IN CANADIAN DOLLARS)

5.   INCOME TAXES (Continued)

     Deferred tax assets consist of the following:

                                            2001          2000          1999
                                         ----------    ----------    ----------
Net operating loss carryforwards         $  388,700    $  431,700    $  501,800
Deferred tax asset valuation allowance     (388,700)     (431,700)     (501,800)
                                         ----------    ----------    ----------

Net deferred tax asset                   $       --    $       --    $       --
                                         ==========    ==========    ==========

     As at October 31, 2001, the Company has available tax loss carryforwards of approximately $872,000 which may be offset against future Canadian taxable income. The losses expire over the period to 2008.

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

         As at October 31, 2001, options to acquire 447,000 (2000 - 907,000,
         1999 - 967,000) shares at $0.26 per share up to July 16, 2003 were outstanding.

         Had the Company accounted for stock options as required by SFAS 123 - "Accounting for Stock Based Compensation", the Company's net income
         (loss) and earnings (loss) per share would be as follows:

                                2001            2000           1999
                            ------------    ------------   ------------
Net income (loss)           $    (59,717)   $     17,084   $   (134,667)
Earnings (Loss) per share   $      (0.01)   $       0.01   $      (0.01)